                                              FILED PURSUANT TO RULE 425
                                              Filer: eCredit.com, Inc.
                                              Subject Company: eCredit.com, Inc.

                                              Commission File No.: 333-34722

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================================================================================

THIS COMMUNICATION IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE VARIOUS FILINGS OF INTERNET CAPITAL GROUP, INC. THAT HAVE BEEN MADE WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING INTERNET CAPITAL GROUP'S REGISTRATION STATEMENT ON FORM S-4, WHICH RELATES TO THE EXCHANGE OFFER BEING MADE BY INTERNET CAPITAL GROUP FOR SHARES OF ECREDIT.COM. INVESTORS AND STOCKHOLDERS MAY OBTAIN A COPY OF THE REGISTRATION STATEMENT (AND THE PROSPECTUS WHEN IT IS AVAILABLE) FROM COMMERCIAL RETRIEVAL SERVICES AND FOR NO CHARGE AT THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV.

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                                   eCredit.com

================================================================================

                           Understanding Your Options
                           The ICG/eCredit Transaction
                                       and
                                Asset Allocation


                               Ernst & Young, LLP

                                  A.G. Edwards

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================================================================================

                                   Donna Russo
                               Ernst & Young, LLP

                                   Carol Yauch
                                  A.G. Edwards

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About Ernst & Young, LLP

================================================================================

> Ernst & Young's mission is to help employees make informed decisions and take action to improve their financial well being

>     We are a fee-only financial planning practice, we do not sell any products

>     We are independent and objective

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A.G. Edwards

================================================================================

>     Located in 49 states and London

>     More than 6,800 financial consultants

>     Serves 3 million client accounts

>     Financially strong, stable and committed to independence

                  [GRAPHIC: Photograph of an office building]

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A.G. Edwards Commitment

================================================================================

      Our purpose is to furnish financial services of value to our clients

      We should act as their agents, putting their interests before our own

      We are confident that if we do our jobs well and give value for what we charge, not only will mutual trust and respect develop, but satisfaction and a fair reward will result

                          Excerpt from A.G. Edwards' Corporate Mission Statement
                                    -- Benjamin F. Edwards III, Chairman and CEO

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Team of Professionals

Trusted Advice o Exceptional Service

================================================================================

------------------                                            ------------------
       Your                                          |-------     Investment
     Attorney                                        |            Management
------------------                                   |        ------------------
        |                                            |
        |                                            |        ------------------
------------------             ------------------    |-------     Financial
[GRAPHIC: Picture                     Your           |             Planning
of family setting]                A.G. Edwards       |        ------------------
      You and      -----------      Financial     ---|
    Your Family                    Consultant        |        ------------------
------------------             ------------------    |-------       Estate
        |                                            |             Planning
        |                                            |        ------------------
        |                                            |
------------------                                   |        ------------------
  Ernst & Young,                                     |-------       Trust
       LLP                                                         Services
------------------                                            ------------------

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eCredit.com

================================================================================

                            Exercising your Options/
                               The ICG Transaction

                               Tax Considerations

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Seminar Objectives

================================================================================

>     Review stock options

>     Review taxation of stock options

>     Review cash flow aspects of exercise of eCredit.com stock options

>     Review cash flow aspects of sale of eCredit.com stock options

>     Review mechanics of transaction

>     Review asset allocation

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Primary Advantages to
Participating

================================================================================

>     cash in hand

>     opportunity to diversify

>     uncertainty of the stock market

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What is a Stock Option?

================================================================================

> Right to buy a share of stock at a fixed price for a specified period of time

                 [GRAPHIC: Silhouette of human head in profile
                   with a question mark superimposed on it]

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Definition of Terms

================================================================================

>     Grant price, Exercise price, Strike price

      o     The amount you pay to purchase the stock

>     Grant Date

      o     When the options are given to you

>     Vesting

      o     When you become eligible to exercise your options

>     Expiration

      o     How long the option exists

>     Spread

      o The difference between the grant price (exercise price, strike price) and the fair market value (FMV)

>     Exercise

      o When you notify the company that you want to purchase the stock and provide payment

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How Stock Options Work

================================================================================

Example:

>     You are granted 100 stock options at $20/share

>     After 5 years the stock price is $50/share (FMV)

>     Without having invested anything:

            $50 fair market value
            $20 exercise (strike) price
            -----------------------------------
            $30 spread  30x100 options=$3,000
            increase in value

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How Do eCredit Stock Options Work?

================================================================================

Example:

>     eCredit employee is granted 10,000 stock options at $5/share

>     After 5 years from grant the FMV of the stock is $20/share*

            $20 fair market value
            $ 5 exercise (strike) price
            --------------------------------
            $15 spread
            15 x 10,000 options = $150,000
            increase in value

* Used for illustrative purposes only, actual results may vary.

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What if you exercise

================================================================================

Example:

>     You are granted 10,000 stock shares at $5/share

>     Once grant is vested you seek to exercise

>     Cost to exercise option would be $50,000

>     Fair market value would be determined

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Option Types

================================================================================

>     Two kinds of options

      o     Incentive Stock Options-ISO

      o     Non-Qualified Stock Options-NSO

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eCredit.com Stock Options

================================================================================

>     Grants ISOs & NSOs

>     10 year expiration

>     Vesting schedule

      o     Normal Vesting - 2 types

            o     25% on 1st anniversary, then monthly

            o     6.25% every 3 months

      o     Accelerated Vesting

            o 30% of all options granted before Feb. 24, 2000 will be vested in connection with the ICG transaction

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Option Types

================================================================================

>     Two types of options

      o     What is the difference?

      o     Why do we care?

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Benefits of ISOs vs. NSOs

================================================================================

                               Capital gains rates
                                     versus
                              Ordinary income rates

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Nonqualified Stock Options

================================================================================

>     No tax at time of grant

> Difference between fair market value (FMV) of eCredit.com on date of exercise and exercise price (cost) is ordinary income

> Income taxed at ordinary rates, subject to Federal, State and applicable FICA taxes

>     Taxes are due upon exercise

>     Basis is FMV on date of exercise

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Nonqualified Stock Options

================================================================================

>     Holding Shares

      o     all price appreciation after exercise is capital gain

            o     Long term capital gain if held more than one year

            o     Short term capital gain if held for one year or less.

           [GRAPHIC: Picture of United States paper money and coins]

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Tax on Nonqualified Stock Option

================================================================================

Example:

      Fair market value on date of exercise         $20
      Strike price                                  $ 5
                                                    ---
      Spread (profit)                               $15
      Number of shares                           10,000
                                                 ------
      Total Gain                               $150,000

Note: Gain = compensation

$150,000 X ordinary tax = tax due

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Incentive Stock Options

================================================================================

>     IRS Holding Period Requirements

      o     Two years from grant

      o     One year from exercise

>     If Requirements are not met ISOs will be disqualified

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Incentive Stock Options

================================================================================

>     No regular income tax at grant or exercise

>     No withholding requirements

>     Alternative Minimum Tax considerations at exercise

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Incentive Stock Options

================================================================================

>     Bottom Line:

      o     Potential deferral of tax

      o     Lower tax paid

            o     Capital gain vs. ordinary income

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Regular Income Taxes ISO's

================================================================================

>     If stock is sold after required holding period (one year)

      o     Gain will be considered long-term capital gain

      o     Taxed at favorable capital gain rate

            o     tax at either 10% or 20%

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Tax on an Incentive Stock Option

================================================================================

Example:

      FMV on date of exercise                                          $20
      Exercise price                                                   $ 5
                                                                       ---
      Spread                                                           $15
      Number of shares                                              10,000
                                                                    ------
      Total Gain                                                  $150,000
      Sale Price one year later                                        $20

$150,000 X capital gains rate = tax due

Note: AMT in year of exercise

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Disqualifying Disposition

================================================================================

> Any disposition of ISO shares before holding period is a "disqualifying disposition"

>     Bottom Line:

      o     Lose favorable tax rate

      o     Taxed like an NSO (without withholding and FICA)

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Disqualifying Dispositions

================================================================================

>     If disposition happens in the year of exercise

      o     No AMT adjustment

      o     Regular taxable income increases

      o     Ordinary tax treatment

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Alternative Minimum Tax

================================================================================

>     What is AMT?

>     Separate tax system

>     How do ISOs figure in?

>     Spread is added to income

>     Will it apply to me?

>     Only if it's more than your regular tax

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The ICG/eCredit Transaction

================================================================================

(1)   Exercise your eCredit.com options

      o     Accelerated vesting of up to 30% of your options

(2)   Tender eCredit.com shares

(3)   Receive ICG shares in exchange

(4)   Sell ICG shares and reinvest net proceeds
      OR
      Hold ICG shares and factor them into your asset allocation

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eCredit.com Stock Options

================================================================================

                                                     Scenario 1     Scenario 2
                                                     ----------     ----------

Total Options Outstanding                              33,750         33,750

30% of Total Outstanding                               10,125         10,125

Options Vested Before Acceleration                     11,062          8,500

Additional Options Vested                                   0          1,625

Options Available to Exercise                          10,125         10,125

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Exercise Your eCredit.com Options

================================================================================

Two ways to exercise

>     Pay eCredit.com directly for options and withholding taxes, if any

>     Use A.G. Edwards Cashless Stock Option Exercise service

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IT]

Exercise Your eCredit.com Options

================================================================================

Pay eCredit.com directly

> Deliver cashier's check to pay for exercise cost to Dick Olson, Vice President and Treasurer, by noon on Day 20

> Calculation of final eCredit.com share price will occur after the opening of business on Day 21

>     Calculation of estimated withholding taxes due will be ready on Day 21

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IT]

Exercise Your eCredit.com Options

================================================================================

Pay eCredit.com directly

> Deliver cashier's check to pay for withholding taxes, if any, to Dick Olson on Day 21 (a follow up adjustment may be necessary)

>     Certificate for eCredit. Com shares issued to you

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Stock Option Exercise Process

================================================================================

A.G. Edwards Cashless Stock Option Exercise Service

>     No need to liquidate current investment portfolio

>     A.G. Edwards advances the exercise price and withholding taxes

>     Allows for "simultaneous" exercise and sale

>     Favorable trade executions

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Stock Option Exercise Process

================================================================================

1     Contact your A.G. Edwards financial consultant

      o     Name
            Address/
            City, State
            1-800-

      o     Name
            Address
            City, state
            1-800-

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Stock Option Exercise Process

================================================================================

2     Complete the required forms

      -     Issuer's Guarantee of Delivery

      -     New Account Questionnaire

      -     Margin Loan Agreement

      -     Certificate of Foreign Status

            (if you are not a U.S. citizen and you are not a U.S. resident)

      -     Letter of Transmittal

>     Provided in the Exercise kits

>     A.G. Edwards forms provided electronically through PDF files

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Stock Option Exercise Process

================================================================================

> Forms must be submitted to A.G. Edwards by midnight on Day 16 of the tender offer - June 1

> Submit forms by delivering to Erin Konary, Treasury, by 5 p.m. on Day 16 or by fax to A.G. Edwards after 5 p.m.

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Issuer's Guarantee of Delivery

================================================================================

          [Representative Graphic of a blank AG Edwards & Sons, Inc.
             Form of Issuer's Guarantee of Delivery Instructions]

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IT]

New Account Questionnaire

================================================================================

          [Representative Graphic of a blank AG Edwards & Sons, Inc.
                          New Account Questionnaire]

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Margin Loan

================================================================================

                 [Representative Graphic of a blank AG Edwards
                           Form of Margin Agreement]

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Certificate of Foreign Status

================================================================================

          [Representative Graphic of a blank AG Edwards & Sons, Inc.
         Form of Certificate of Foreign Status of Beneficial Owner for
                        United States Tax Withholding]

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IT]

Stock Option Exercise Process

================================================================================

3     A.G. Edwards forwards cash to eCredit.com to exercise your options

o     Cash needed to exercise becomes your margin loan

Grant Date:                                                            Mar. 1997
Number of Options:                                                       10,125
Exercise Price:                                                        $   0.78
Assumed Fair Market Value:                                             $  17.00

Total Fair Market Value
of Option Shares                                                       $172,125

Cost to Exercise
  Option Exercise Price                                                $  7,898

    Tax Withholding (Based on taxable spread)*
    Federal Income Tax (28%)                                           $ 45,984
    State Income Tax (5.95%)                                           $  9,772
    FICA (6.2%)                                                        $  4,724
    Medicare (1.45%)                                                   $  2,381
                                                                       --------
    Total tax withholding                                              $ 62,861

Cash needed to exercise                                                $ 70,758
                                                                       --------

Net Proceeds Available
for Reinvestment                                                       $101,367
                                                                       ========

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Stock Option Exercise Process

================================================================================

Important Notes

>     Exercise may be withdrawn up to noon on Day 19

>     Option exercise price paid on Day 20

> Estimated tax withholding based on estimated eCredit.com closing price on Day 20 (follow up adjustment may be necessary)

> If not withdrawn, the exercise is executed and eCredit.com issues certificates

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IT]

Tender eCredit.com Shares

================================================================================

> Deliver the Letter of Transmittal to Erin Konary by the close of business on Day 16 - June 1

> The Letter of Transmittal, along with your stock certificate for your eCredit.com shares will be submitted to the exchange agent, ChaseMellon Shareholder Services, on Day 20 to complete the tender

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IT]

Receive ICG Shares in Exchange

================================================================================

> Under the exchange formula, the number of ICG shares to be issued is determined by the average closing price of ICG over Days 16, 17 and 18 of the tender period

> If that price is less than the lower end of the collar, $95.20, the shares are determined based on $95.20

                       $450,000,000
                       ------------ = 4,726,900 ICG shares
                          $95.20

> Final value of eCredit.com shares will be determined based on the closing price of ICG on Day 20, the number of shares tendered and the number of shares issued by eCredit, if any

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IT]

Receive ICG Shares in Exchange

>     Ratio is determined by the number of eCredit.com shares tendered

      ICG shares to be issued       4,726,900
                                    ---------  = .5116
      eCredit shares tendered       9,239,559
      (full tender scenario)

> The exchange ratio changes if and as eCredit.com has to issue additional shares to ICG over and above what is tendered by shareholders

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IT]

Receive ICG Shares in Exchange

================================================================================

> eCredit.com share value is used to calculate income from your options exercised

      For example, using the ICG closing price on May 10 ($33.94) and a full tender scenario, your ordinary income would be calculated as follows:

                             $33.94 x .5116 = $17.36

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IT]

Exchange Ratio

================================================================================

Percent of uncommited
shares tendered                              100%           60%           20%
                                           --------      --------      --------

Outstanding shares                         30,798.5      30,798.5      30,798.5
Shares issued                                   0         1,502.3       3,004.6
                                           --------      --------      --------

Fully diluted shares                       30,798.5      32,300.8      33,803.1

30% of fully
diluted shares                              9,239.6       9,690.3      10,140.9

ICG shares issued                           4,726.9       4,726.9       4,726.9
                                           --------      --------      --------
Fully diluted shares                        9,239.6       9,690.3      10,140.9

Exchange Ratio                               .51159        .48780        .46612

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Stock Option Exercise

================================================================================

Grant Date:                                                            Mar. 1997
Number of Options:                                                       10,125
Exercise Price:                                                        $   0.78
Assumed Fair Market Value:                                             $  17.00

Total Fair Market Value
of Option Shares                                                       $172,125

Cost to Exercise
  Option Exercise Price                                                $  7,898

    Tax Withholding (Based on taxable spread)*
    Federal Income Tax (28%)                                           $ 45,984
    State Income Tax (5.95%)                                           $  9,772
    FICA (6.2%)                                                        $  4,724
    Medicare (1.45%)                                                   $  2,381
                                                                       --------
    Total tax withholding                                              $ 62,861

Cash needed to exercise                                                $ 70,758
                                                                       --------

Net Proceeds Available
for Reinvestment                                                       $101,367
                                                                       ========

Spread between the Fair Market Value of the Option Shares

and the Option Exercise Price is

Ordinary Income

      $164,227

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Receive ICG Shares in Exchange

================================================================================

> Assume you tender 3,000 eCredit.com shares (using the full tender scenario)

>     Shares tendered                       3,000
                                          -------
      Conversion ratio                      .5116
      ICG shares issued                   1,534.8

>     The fractional share (.8) will be paid out at ICG's closing price on Day
      20

                              $33.94 x .8 = $27.15

                   (Example uses ICG closing price on May 10)

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Receive ICG Shares in Exchange

================================================================================

>     If you paid eCredit.com directly

      o ChaseMellon mails you certificate for shares & check for fractional share

      o     or open account with A.G. Edwards and process below applies

>     If you used A.G. Edwards

      o ChaseMellon will send A.G. Edwards shares and payment for fractional share on Day 21

      o     Shares and cash deposited in your account upon receipt

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Sell ICG Shares

================================================================================

> Upon receipt of your ICG shares from ChaseMellon, they can be sold immediately

      o     Proceeds are available to you in three days

> Sell all or only enough to cover the cost of exercise, including withholding taxes, if any, margin interest and commissions

>     Reinvest the net proceeds or hold the balance of your ICG shares

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Hold ICG Shares

================================================================================

> Discuss continuation of margin loan on ICG shares with your A.G. Edwards financial consultant

> Initial loan balance may not be more than 50% of the fair market value of your ICG shares

> If the fair market value of your ICG shares declines, you may be subject to a margin call

      o That means you will be asked to deposit additional cash or securities into your account as collateral for the loan

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Hold ICG Shares

================================================================================

An Example

Initial value of ICG shares                                              $10,000
                                                                         x   50%
                                                                         -------
Loan balance                                                              $5,000
Equity balance                                                            $5,000

ICG value declines to                                                     $8,000
Your current equity is then                                               $3,000
Your equity ratio

      3,000
      ----- = 37.5%
      8,000

If your maintenance requirement is 40%, you would receive a margin call for $200

                     $8,000 x .40 = $3,200 - $3,000 = $200

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Risks of this Transaction

================================================================================

> Risk: The deal will not close after you have exercised your eCredit.com options

      o     You would not receive ICG shares

      o     The exercise is still effective -- you own the eCredit.com shares

      o If you used A.G. Edwards to pay eCredit.com, you will still have an outstanding loan with A.G. Edwards for the amount of the exercise cost and withholding taxes, if any

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Risks of this Transaction

================================================================================

> eCredit.com will be notified by ICG of their intent to close the deal prior to the time at which your options will be exercised

> At that point, the chance the deal will not close is very unlikely -- however eCredit.com cannot guarantee it will occur

> See the list of the conditions of ICG's obligation to close in the "Conditions to the Exchange Offer" portion of "The Exchange Offer" section of ICG's prospectus

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Risks of this Transaction

================================================================================

> Any time securities are used as collateral for a loan, you are subject to market risk - the stock can go up, but it can go down resulting in a margin call

> Margin interest rates may fluctuate based on the rates we are charged by our lenders

      o     eCredit.com rate is currently 8%

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APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON
IT]

Risks of this Transaction

================================================================================

> Margin interest is charged based on the amount of your loan, the current interest rate and the length of time the loan is outstanding

                          $20,000 x 8% = $1,600 annual
                           $ 1,600 x 5 = $21.92 interest
                                    ---

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Cashless Option Exercise

================================================================================

>     Transaction costs

      o     Commissions $.05 per share

      o     Minimum ticket charge $42

      o     Transaction fee $4

      o     Special margin interest rate of 8%

>     T+3 settlement on sale of shares

>     The A.G. Edwards difference

      o     Personal service

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

How You Participate

================================================================================

               --------------------
               Today through Day 16     Day 19     Day 20    Day 21
               --------------------

> If using A.G. Edwards, complete the necessary forms and the Letter of Transmittal by 5 p.m. EST on June 1

> If paying eCredit.com directly, complete the Letter of Transmittal by 5 p.m. EST on June 1

>     Submit to Erin Konary

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

How You Participate

================================================================================

                                        ------
               Today through Day 16     Day 19     Day 20    Day 21
                                        ------

> You may withdraw your election to exercise and tender your shares up to noon

> Final ICG price to be used will be the average of ICG's closing prices on Days 16, 17 and 18 if the closing price on those days is (greater than) $95.20

> If the final ICG closing price on Day 20 is (less than) $95.20, the $95.20 price will be used to calculate the exchange ratio

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

How You Participate

================================================================================

                                                   ------
               Today through Day 16     Day 19     Day 20    Day 21
                                                   ------

> A.G. Edwards pays eCredit.com on your behalf for the exercise price of your options

> Rich, May delivers your shares and Letter of Transmittal to ChaseMellon, the exchange agent

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

How You Participate

================================================================================

                                                             ------
               Today through Day 16     Day 19     Day 20    Day 21
                                                             ------

> eCredit calculates your ordinary income and withholding taxes based on the value assigned to eCredit.com shares at the exchange

> A.G. Edwards forwards the estimated withholding taxes to eCredit on your behalf

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

How You Participate

================================================================================

                                                             ------
               Today through Day 16     Day 19     Day 20    Day 21
                                                             ------

> ChaseMellon sends shares electronically to A.G. Edwards and overnights checks in payment for fractional shares

>     Your shares and fractional share payments are deposited in your account

>     You may sell your ICG shares

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Tender During ICG Exchange

================================================================================

> eCredit.com will accelerate vesting on the number of your remaining options needed for your vested options after the tender to equal the number of your vested options on February 24

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Tender During ICG Exchange

================================================================================

Total Options Outstanding                                    33,750     100,000
Total Vested Options on Feb. 24                              11,062      10,000
Accelerated Options                                               0      20,000
Total Allowable Options Exercised
   and Exchanged for ICG shares                             (10,125)    (30,000)
                                                            -------     -------
Vested Options (over 30% limit)                                 937           0
Total Options - Post ICG Exchange                            23,625      70,000

Vested Options (over 30% limit)                                 937           0
Accelerated Options
   Post ICG exchange                                         10,125      10,000
                                                            -------     -------
Vested Options (Equal to 2/24 position)                      11,062      10,000
Unvested Options                                             12,563      60,000
                                                            -------     -------
Total                                                        23,625      70,000

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

How will the ICG Transaction be Reported?

================================================================================

      The exercise of eCredit options and exchange of eCredit shares for ICG:
      NSO

4     Spread is treated as compensation

4     It will be reported on your W-2 (Boxes1,3,5)

4     Disqualified ISO

4     It will be reported on your W-2 (Box1)

4 The sale of ICG shares on the open market will result in capital gain or loss

4     Gain/loss reported on 1099

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Withholding

================================================================================

>     NSO - Company required to withhold

      o     eCredit is required to withhold taxes

>     ISO - Company does not withhold

      o     eCredit will not withhold taxes

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Withholding

================================================================================

>     Federal: 28% minimum

>     State : 5.95 (Mass. Employees)

>     FICA: 6.2% social security (maximum tax of $4,724.40)

>     Medicare: 1.45%

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Doing your tax return

================================================================================

      Nonqualifed Stock Options and Disqualified Incentive Stock Options

>     W-2 income reported on 1040 line 7(wages, compensation..)

>     1099 - Gain/Loss -1040 line 13 and schedule D

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

eCredit Exchange for ICG

Example:
> NQ Exercise Price                                                 $5.00/share
> NQ Value at Exercise                                              $20.00/share
> NQ Value at Exchange                                              $20.00/share
> NQ Exercised                                                      10,000
> NQ Spread                                                         $150,000
> Wages                                                             $60,000
> Filing Status                                                     Single
> Date of Exchange                                                  Is scheduled
                                                                    to exchange
                                                                    next day

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Example: Federal Tax Calculation

================================================================================

> Value/share                                                          $  20.00
> Exercise price                                                       $   5.00
                                                                       --------
> Option Spread at Exercise                                            $  15.00
> Number of option exercised                                             10,000
                                                                       --------
> Ordinary income(compensation)                                        $150,000
> Wages included in W-2                                                $ 60,000
> NQs included in W-2                                                  $150,000
                                                                       --------
> Total Income                                                         $210,000
> Sale of Stock (report on scheduleD)                                  $      0
> Standard Deduction                                                   $ (4,300)
> Personal exemption                                                   $ (2,759)
                                                                       --------
> Taxable income                                                       $202,941
> Tax Liability                                                        $ 61,325

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Be Prepared to Pay

================================================================================

Set Aside part of Proceeds in:

>     Money Market

>     C.D.

>     Treasury Bills

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Estimated Taxes

================================================================================

> 100% of previous year (108% if Adjusted gross income for 1999 was more than $150,000)

>     no tax liability for previous year

>     U.S. citizen or resident for entire year

>     your tax year covered a 12 month period

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Example: Estimated Taxes

================================================================================

1999 Tax Year:
Wages                                                                  $ 60,000
Deduction                                                                ($4300)
Exemption                                                                ($2759)
                                                                       --------
Total Taxable Income                                                   $ 52,950
Tax Liability                                                          $ 11,486
Taxes Withheld                                                         $ 11,600
Refund Due                                                             $    114

2000 Tax Year
Wages                                                                  $ 60,000
Nonqualified Stock Options                                             $150,000
Deduction                                                                (4,300)
Exemption                                                                (2,759)
                                                                       --------
Total Taxable Income                                                   $202,941
Tax Liability                                                          $ 61,325
Taxes Withheld from paycheck                                           $ 11,600
Taxes Withheld from transaction                                        $ 42,000
                                                                       --------
Total Taxes Due                                                        $  7,725

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Tax Year 2001

================================================================================

Must withhold at least 100% of prior year or 90% of current year:

      o     must review prior years tax liability (Tax Year 2000)

      o     review anticipated tax liability for current year

      o     review withholding

If not withholding at least 90% of current years tax liability must file estimated taxes or change withholding

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Form 1040 - ES (Estimated Payments)

================================================================================

>     When to file

      o     April 15

      o     June 15

      o     September 15

      o     January 15

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APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON
IT]

Ernst & Young Financial Planning Helpline

================================================================================

>     Available through June 7,2000

>     Monday-Friday, 9am-8pm

>     1-800-273-0588

>     Confidential

>     Staffed by Ernst & Young Financial Planners

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Review

================================================================================

>     Discussed stock options

>     Discussed the taxation of stock options

> Discussed the transaction of exercising eCredit options and exchange of eCredit shares

>     Discussed the tax ramifications of the transaction

>     Discussed the mechanics of the transaction

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Other Value Added Services

================================================================================

>     Financial Horizons Analysis

>     Confidential Estate Analysis

>     Retirement Plan Distributions

>     Asset accounts

>     Roth IRA

>     Educational IRA

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

A.G. Edwards' Approach to a Disciplined Investment Plan

================================================================================

>     Help you develop realistic investment objectives

>     Identify your risk tolerance and investment time horizon

>     Structure a suitable asset allocation

>     Prepare a written investment plan and policy

>     Monitor the progress of your plan

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

The Importance of Proper Asset Allocation

================================================================================

                      Determinants of Portfolio Performance

             [GRAPHIC: Bargraph that presents this data visually]

            91.5%            1.8%            4.6%              2.1%

            Asset           Market         Security           Other
         Allocation         Timing        Selection

Source: Gary B. Brinson, L. Randolph Hood and Gilbert L. Beebower, "Determinants of Portfolio Performance," Financial Analyst Journal, 1994.

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Volatility vs. Return Relationship

================================================================================

         [GRAPHIC: Chart visually portraying the relationship between volatility and return]

Portfolio C
50% S&P 500
50% Gov't.

Portfolio B
25% S&P 500
25% Small Co.
25% Int'l.
25% Gov't.

Portfolio A
33% S&P 500
33% Small Co.
33% Int'l.

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Benefits of a Long-Term Holding Period

================================================================================

                                    1975-1999


1-Year              5-Year                 10-Year                 15-Year
Holding             Holding                Holding                 Holding
Periods             Periods                Periods                 Periods


      [Bar graph depicting the benefits of a long-term holding period for 1-year, 5-year, 10-year and 15-year holding periods.]



|_| Small-cap Stocks         |_| International Stocks     |_| Large-cap Stocks

|_| Long-Term Corp. Bonds    |_| Long-Term Gov't Bonds    |_| Treasury Bills
                                                              (90-Day)

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Addressing Your Current Portfolio Allocation

================================================================================

          [GRAPHIC: Pie chart visually depicting the data presented]

Intermediate-Term U.S. Bonds               43.3%

Real Estate Investment Trusts               3.7%

International Stocks                        9.2%

Large-cap Blend Stocks                     43.8%

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]


Analyzing What You Own

================================================================================

                                               Taxable      Tax-Deferred        Total
                                               Account         Account        Portfolio
Intermediate Bonds
Airtouch Pfd 4.25% Conv Ser C 8/16/16               --          12,169          12,169
Sinclair Broadcast 6% Conv Pfd                      --           5,859           5,859
U.S. Treasury 0% 12/15/03                           --          46,508          46,508
Dreyfus Strategic Governments Income, Inc           --           8,156           8,156
MFS Intermediate Income Trust                       --           4,769           4,769
Putnam Master Intermediate Income Trust             --           5,151           5,151
                                               -------         -------         -------
    Total Intermediate Bonds                   $    --         $82,612         $82,612
                                               =======         =======         =======

Municipal Bonds
Cape Girardeau MO 4.25% 3/1/1999                50,145              --          50,145
                                               -------         -------         -------
    Total Municipal Bonds                      $50,145         $    --         $50,145
                                               =======         =======         =======

Large-cap Blend Stocks
Sun Life Variable Annuity                           --           5,885           5,885
                                               -------         -------         -------
    Total Large-cap Blend Stocks               $    --         $ 5,885         $ 5,885
                                               =======         =======         =======

Large-cap Growth Stocks
Growth Fund of America                              --          17,406          17,406
New Perspective (40%)                               --           6,751           6,751
                                               -------         -------         -------
    Total Large-cap Growth Stocks              $    --         $24,157         $24,157
                                               =======         =======         =======

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Suggesting a Repositioned Asset Allocation

================================================================================

          [GRAPHIC: pie chart visually depicting the data presented]

Large-cap Growth Stocks                   18.0%

Intermediate-Term U.S. Bonds              25.0%

Managed Futures                            3.0%

International Stocks                      10.0%

Small-cap Stocks                          10.4%

Large-cap Value Stocks                    33.6%

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

The Efficient Frontier

================================================================================

Return

[GRAPHIC: Chart visually depicting the relationship between return and risk]

Standard Deviation (Risk)

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Helping You Select Specific Investments and/or Advisors

================================================================================

[GRAPHIC: Pie chart visually depicting a mix of the listed investments]

Real Estate
Municipal Bonds
Cash
Intermediate-Term U.S. Bonds
Stocks

                                   Multi-Style

                  [GRAPHIC: a segment of a pie chart divided
                           as indicated by the text]

                                    Small-Cap
                                     Market
                                      Value
                                     Growth

                                                                    Manager

                                                                  [GRAPHIC: A
                                                               three-dimensional
                                                                 segment of a
                                                               pie chart derived
                                                                 as indicated
                                                                  by the text]

                                                                     Manager 1
                                                                     Manager 2
                                                                     Manager 3

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]


Building a Diversified Portfolio

================================================================================

>     Stocks

>     Bonds

>     Mutual funds

>     Options

>     Defined portfolios

>     Annuities

>     Money market funds

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Exploring Your Choices for Investment Management

================================================================================

>     Asset allocation mutual fund advisory services

>     Private money managers

>     A.G. Edwards' in-house money manager

>     A.G. Edwards Trust Company investment management

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Helping You Educate Yourself

================================================================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  A .G. Edwards
--------------------------------------------------------------------------------

                            Equity Management Styles

--------------------------------------------------------------------------------
          A REPORT ON INVESTMENT STYLES FROM ASSET PERFORMANCE MONITOR
--------------------------------------------------------------------------------

As most investors are risk averse and prefer to minimize volatility in their portfolios, allocating financial assets across equities, bonds and cash is only the initial step. Once this strategic allocation has been formulated, the specific equity management style selection should be considered. While each equity manager has its own unique investment approach, we can categorize most managers within two broad investment styles, namely value and growth.

In addition to having a thorough understanding of the characteristics of these two styles, it is important to recognize how the combination of value and growth may reduce portfolio volatility and generate more consistent equity returns. For investors using private money managers and having more than $200,000 to invest in equities, we suggest that consideration be given to allocating these funds to both value and growth managers due to the styles' offsetting characteristics.

Value and Growth....Where do they fit?

Investment managers are typically categorized by their investment philosophy and approach to managing portfolios. Some money management firms may utilize a top-down approach whereby the firm initially evaluates the macroeconomic conditions to determine an appropriate allocation across equities, bonds and cash Subsequently, top-down managers will select sectors and, ultimately, specific securities within those sectors that they believe offer the greatest risk/reward tradeoff. On the other hand, a bottom-up manager focuses on the selection of individual securities without direct consideration given to sector or macroeconomic issues.

Regardless of whether a manager incorporates a top-down, bottom-up or blended approach to investing, most money managers manifest a value and/or growth bias in their stock selection and portfolio construction process. Generally speaking, a value style is character-ized by investing in stocks that analysts believe are undervalued or "cheap," whereas a growth style is characterized by investing in companies that offer good potential for growth in earnings. Before exploring the benefits of utilizing both equity styles in tandem, it's important to understand the merits of each of the individual styles.

Value Management

Investment managers employing a value-oriented approach attempt to identify stocks that they believe are significantly undervalued. Whle there are variations and subjectivity involved in determining what constitutes a value stock, most value managers apply one or more of the following financial measurements:

o     Low price-to-book multiple

o     Low price-to-earnings multiple

o     Low price-to-cash flow multiple

o     Above-average dividend yield

o     Discount to private-market value

Depending on the type of value manager, the process can be imple-mented from an absolute or relative perspective. For instance, the traditional value manager relies primarily on identifying stocks with low absolute valuation multiples. Over the past few years, managers using this approach have had difficulty finding undervalued stocks in

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  A.G. Edwards
--------------------------------------------------------------------------------

                     Guide to Professional Money Management

--------------------------------------------------------------------------------
       A JOINT REPORT FROM ASSET PERFORMANCE MONITOR AND MANAGED ACCOUNTS
--------------------------------------------------------------------------------

For many investors, single-handedly managing a portfolio in today's rapidly changing investment environment can feel like an impossible task. Some think they already have too many demands on their time. Others feel they don't have the expertise to deal with the complex details of managing a growing portfolio.

More investors are turning to private money managers to help them achieve their financial goals. Giving a private money manager the authority to make decisions about how, when and where to direct their money alleviates many concerns and frees investors from the day-to-day responsibilities associated with managing sizable assets. And, as the number of investors turning to private management grows, so does the variety of services available to help match investors with the right manager.

What is a Private Money Manager?

A private money manager provides full-time management of individual portfolios. When you hire a private money manager, you turn over to the manager the process of buying the individual securities that will compose your portfolio. This relieves you of day-to-day investment concerns as well as the time-consuming task of keeping up with complex financial markets.

Your money manager evaluates the overall market and its risks, as well as individual securities, to select suitable investments, keep your portfolio balanced, take advantage of opportunities in specific financial makrets and make the tough decision to sell investments when appropriate.

Why Use a Money Manager?

Hiring a professional manager has many advantages, including:

Convenience. Like many investors, you may have difficulty finding the time to properly manage your investments. Hiring a private money manager to handle the day-to-day investment decisions necessary in a sizable investment portfolio gives you more time to pursue other areas of interest. You gain the comfort of knowing that your portfolio is continuously supervised by a professional who focuses on the markets on a full-time basis.

Expertise. A professional money manager has in-depth knowledge of financial markets, individual securities andinvestment strategies.

Discipline. Professional money managers systematically mange your money based on a stated investment style (e.g., growth, value/yield, global/value). A money manager makes decisions based on experience and this stated investment discipline.

Ongoing communication. A money manager reports to you regularly about your account's performance. This lets you stay informed without the time-consuming and often stressful task of monitoring your account's daily activity.

Tax planning benefits. When you and your tax advisors determine that you need to realize capital gains or losses in your account,

--------------------------------------------------------------------------------

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

What You Can Expect From A.G. Edwards

================================================================================

>     Clarify and quantify investment objectives

>     Determine investment strategy

>     Implement investment strategy

>     Monitor the accounts

We can simplify your day-to-day finances

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

On-Line Access to Your Account Data

================================================================================

Account information 24 hours a day

Company news

Electronic messaging system

20-minute delayed quotes on U.S. stocks, options and mutual funds

--------------------------------------------------------------------------------
Accounts

Research and Commentary

User Options

Contact Your Investment Professional

Quotes

AGEdwards Home page
--------------------------------------------------------------------------------

               -----------------      --
Accounts       Select an account      Go
               -----------------      --

Account Summary
-----------------------------------------------------------------      [GRAPHIC]

AGe-CONNECT
As of: 7/17/97

--------------------------------------------------------------------------------
                                               Cash and                  Total
                                    Priced       Money       Other      Account
Accounts                          Securities     Fund     Securities     Value
--------------------------------------------------------------------------------
>    John & Jane's UAA             64,966.65                           64,966.65
     JOHN DOE & JANE DOE
     123-000123-999
--------------------------------------------------------------------------------
>    Jane's TAA                   118,653.71                          118,653.71
     JANE DOE 123-000124-999
--------------------------------------------------------------------------------
>    John's CCA                   146,654.43   1,000.00               147,654.43
     JOHN DOE 123-000125-999
--------------------------------------------------------------------------------
     Total Consolidated          $330,174.79  $1,000.00     $        $331,174.79
     Account Values
--------------------------------------------------------------------------------

[GRAPHIC]

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

More AGe-Connect Features

================================================================================

>     For securities bought or sold in the past 45 days, you can see

      o     Trade date

      o     Settlement date

      o     Quantity

      o     Price

      o     Total amount of transaction

--------------------------------------------------------------------------------
Accounts

Research and Commentary

User Options

Contact Your Investment Professional

Quotes

AGEdwards Home page
--------------------------------------------------------------------------------

               -------------------------   --
Accounts       John & Jane's UAA Account   Go
               -------------------------   --

Account        -------------------------   --
  Views        Account Positions           Go
               -------------------------   --

Account Positions
-----------------------------------------------------------------      [GRAPHIC]

AGe-CONNECT
JOHN DOE & JANE DOE    Investment Professional:
123-000123-999         JOE BROKER
As of: 7/17/97         (314) 955-3000    (314) 955-3100

Value of Priced Securities    $64,966.65
Cash and Money Fund                  .00
Other Securities                     .00
Total Account Value           $64,966.65
                              [GRAPHIC] = Research Reports [GRAPHIC] = Cost Lots

--------------------------------------------------------------------------------------
                                                                        Est.     Est.
                                                                       Annual   Annual
          Quantity Symbol Description              Price    Valuation  Income  % Yield
--------------------------------------------------------------------------------------
[GRAPHIC]      200  ATML  ATMEL CORP               34.437    6,887.40
--------------------------------------------------------------------------------------
[GRAPHIC]  104.598   BMY  BRISTOL-MYERS SQUIBB CO  87.187    9,119.59    158     1.74
--------------------------------------------------------------------------------------
[GRAPHIC]  100.974   DIS  WALT DISNEY CO           78.875    7,964.32     53      .67
--------------------------------------------------------------------------------------
[GRAPHIC]  206.592    GE  GENERAL ELECTRIC CO      74.00    15,287.81    214     1.41
--------------------------------------------------------------------------------------
[GRAPHIC]   50.162    MU  MICRON TECHNOLOGY INC    48.50     2,432.86
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Your Next Step

================================================================================

> Discuss your situation with your financial consultant 4 Provide the information needed to prepare a customized investment plan

    [GRAPHIC: Three demonstrative examples of hypothetical investment aids, including two generic bar graphs and two generic line graphs]

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

================================================================================

                                       A.G.
                                     Edwards

                             INVESTMENTS SINCE 1887

                     [GRAPHIC: Picture of office building]

                              ICG EXCHANGE SUMMARY

OPTIONEE:      "OPTIONEE NAME"

VESTING DATE:  STOCK OPTIONS AS OF "VESTING DATE"

      In accordance with the Exchange Offer Agreement, eCredit.com shall accelerate the remainder of unvested shares to a maximum of thirty percent (30%) of your total holdings.

        1. ACCELERATION:

             o     Total Options Outstanding:                      0,000

             o     30% of Total Outstanding:                       0,000

             o     Total Options Vested:                   -       0,000
                                                             ============
             o     Total Accelerated Options -  Step 1:                0

        2. OPTIONS PRIOR TO EXCHANGE:

             o     Total Options Vested:                           0,000

             o     Total Accelerated Options -  Step 1:    +           0
                                                            ============
             o     Total Vested Options prior to Exchange:         0,000

      During the tender period, employees may exercise and exchange a portion, or all of the options up to the total number of vested shares, not to exceed thirty (30%) percent of their total holdings. If you tender the total allowable vested shares during the exchange, you will have the following remaining stock options:

        3. EXERCISE:

             o     Total Options Outstanding:                      0,000

             o     Total Allowable Options Exercised
                       & Exchanged for ICG shares:         -       0,000
                                                            ============

             o     Total Options Remaining:                        0,000

      If you tender during the ICG exchange, immediately following the transaction, eCredit.com shall accelerate the portion of stock options previously vested up to a total of thirty (30%) percent of the employee's total holdings.

        4. ACCELERATION STEP 2:

             o     Total Options Remaining:                        0,000

             o     Total Options Accelerated Step 2:               0,000

             o     Total Options Vested Post ICG Exchange:         0,000


--------------------------------------------------------------------------------
CONFIDENTIAL                           1                           April 9, 2000

Thomas Lavender
Page 2

      The following information summarizes the total transactions including all of the employee's grants, totaling the exchange volume, taxable compensation and tax withholdings for the ICG transaction.

      eCredit.com must withhold Federal, State, Social Security, and Medicare taxes for all Non Statutory Stock Options (Non-Qualified Stock Options). If you exercise the total allowable options during the tender period the following taxes will be withheld for the Non Statutory Stock Option Grants:

TRANSACTION SUMMARY:

  1.) EXCHANGE:
      Total Options Exercised (Assuming all allowable options are exercised).....            0,000

      Exchange Price.............................................................            0,000
                                                                                      =============
                                                             Total Exchange Value            0,000

      Total Exchange Value.......................................................            0,000

      Total Exercise Cost........................................................            0,000
                                                                                      =============
                                                       Total Taxable Compensation            0,000

  2.) TAX WITHHOLDINGS (NON-QUALIFIED STOCK OPTIONS):
      Total Federal Tax Withholding..............................................            0,000

      Total State Tax Withholding................................................            0,000

      Total Social Security Tax Withholding......................................            0,000

      Total Medicare Tax Withholding.............................................            0,000
                                                                                      =============

                                                               Total Withholdings            0,000

  3.) NET INCOME *:
      Total Taxable Compensation.................................................            0,000

      Total Withholdings.........................................................            0,000
                                                                                      =============

                                                        Approximate Net Proceeds:            0,000

        *NOTE: The net income calculated above is for informational purposes only. Actual net income will be determined by the actual tax levied against the income. Actual taxes are determined by several factors including overall income earned during the tax year and individual deductions.

                Employees with Incentive Stock Options will not show tax withholdings, however, the exchange of eCredit.com shares for ICG shares is a taxable event. eCredit.com strongly recommends all employees seek the guidance and advice from an external Financial Advisor and/or Certified Public Accountant regarding investment and tax planning.


--------------------------------------------------------------------------------
CONFIDENTIAL                           2                           April 9, 2000

Option Detail Report                                                 eCredit.com
--------------------------------------------------------------------------------

                                "OPTIONEE NAME"

PRE-ICG EXCHANGE:

-----------------------------------------------------------------------------------------------------------------------
Grant                     Grant      Option       Options        Options      Current   Acceleration      Vested Total
Date                       Type       Price       Granted    Outstanding       Vested         Step 1      Pre-Exchange
-----------------------------------------------------------------------------------------------------------------------
"Grant Date"               Type       $0.000       0,000          0,000         0,000             0,000         0,000

-----------------------------------------------------------------------------------------------------------------------
KEY:                        ISO       Incentive Stock Options
                             NQ       Non-Qualified Stock Options (Non-Statutory Stock Options)
-----------------------------------------------------------------------------------------------------------------------

TRANSACTION DETAILS:

------------------------------------------------------------------------------------------------------------------
1.)  EXCHANGE:
     Options Exercised (Assuming all allowable options are exercised) ..............................         0,000
     Option Price ..................................................................................         0,000
                                                                                                       -----------
                                                                                       Exercise Cost         0,000

     Options Exercised .............................................................................         0,000
     Exchange Price ................................................................................         0,000
                                                                                                       -----------
                                                                                      Exchange Value         0,000

     Exchange Value ................................................................................         0,000
     Exercise Cost .................................................................................         0,000
                                                                                                       -----------
                                                                                Taxable Compensation         0,000
2.)  TAX WITHHOLDINGS:
     Federal Tax Withholding .......................................................................         0,000

     State Tax Withholding .........................................................................         0,000

     Social Security Tax Withholding ...............................................................         0,000

     Medicare Tax Withholding ......................................................................         0,000
                                                                                                       -----------
                                                                                  Total Withholdings         0,000
------------------------------------------------------------------------------------------------------------------

POST ICG EXCHANGE:

----------------------------------------------------------------------------------------------------------------------
Grant                     Grant      Option       Options        Options      Current   Acceleration      Vested Total
Date                       Type       Price       Granted    Outstanding       Vested         Step 2     Post Exchange
----------------------------------------------------------------------------------------------------------------------
"Grant Date"               Type       $0.000       0,000          0,000         0,000             0,000         0,000

----------------------------------------------------------------------------------------------------------------------


CONFIDENTIAL                                                             5/17/00

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]

Filed Pursuant to Rule 425

================================================================================

This communication is filed with the Securities and Exchange Commission pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors and stockholders are urged to read the various filings of Internet Capital Group, Inc. that have been made with the Securities and Exchange Commission, including Internet Capital Group's registration statement on Form S-4 (file number 333-34722), which relates to the exchange offer being made by Internet Capital Group for shares of eCredit.com. Investors and stockholders may obtain a copy of the registration statement (and the prospectus when it is available) from commercial retrieval services and for no charge at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

[GRAPHIC: DECORATIVE PICTURE OF A SAILBOAT OVER A DIGITAL CLOCK, WHICH IN TURN APPEARS OVER A CALENDAR SITTING ON A DESK WITH A PAIR OF EYEGLASSES PLACED UPON IT]


Safe Harbor Language

================================================================================

This communication contains forward-looking statements that are subject to risks and uncertainties. We caution you not to place undue reliance on these statements. Forward-looking statements include information concerning the tax effects of the exchange offer, timing of the exchange offer by Internet Capital Group, Inc., and the value of the shares of Internet Capital Group, Inc. common stock to be received on the exchange offer. You should note that many factors could affect our actual financial results as well as those of Internet Capital Group, Inc., and could cause actual results to differ materially from those in the forward-looking statements, including the factors described in Internet Capital Group, Inc.'s Registration Statement on Form S-4 and amendments thereto (file number 333-34722) filed with the Securities and Exchange Commission.

================================================================================

                                 CASHLESS STOCK
                              OPTIONS EXERCISE KIT


                                [Graphic: Stocks]


                            A.G. Edwards & Sons, Inc.

================================================================================
eCredit.com--                                                       A.G. Edwards
Employee Instruction and                                     One North Jefferson
Guarantee of Delivery                                        St. Louis, MO 63103
Instructions

"Edwards" refers to A.G. Edwards & Sons, Inc.

--------------------------------------------------------------------------------
                  INFORMATION BELOW TO BE COMPLETED BY EMPLOYEE
--------------------------------------------------------------------------------

                                                      --------------------------
To: A.G. Edwards & Sons, Inc. and                               (Date)

                                eCredit.com, Inc.
--------------------------------------------------------------------------------
                          (Name of Issuing Corporation)

--------------------------------------------------------------------------------

Address:                       20 Carematrix Drive
        ------------------------------------------------------------------------
                                    (Street)
              Dedham                                     MA             02026
        ------------------------------------------------------------------------
              (City)                                   (State)          (ZIP)

Ladies and Gentlemen,

I,_____________________________________ (the employee), am the holder of vested options to buy _________________ shares of eCredit.com common stock (the

eCredit.com shares) of ___________________________________________ (the

Corporation) at an exercise price of $_____ per share. The options will expire on ___________________________________________.

I agree to tender to ICG Holdings, Inc. (Holdings) all of the eCredit.com shares received upon the exercise of my options listed above pursuant to the terms of the tender offer made by Holdings to the holders of eCredit.com Common Stock as set forth in the Exchange Offer Agreement among eCredit.com, Inc., Internet Capital Group, Inc. (ICG), Holdings and certain stockholders and key employees of the Corporation dated February 24, 2000 and in the Registration Statement on Form S-4 filed by ICG with the Securities and Exchange Commission (SEC) on April 13, 2000 (the Tender Offer). I further agree to instruct ICG's exchange agent (the Exchange Agent) in the Letter of Transmittal, which I submit to the Exchange Agent in order to tender the eCredit.com shares, to deposit the ICG shares which are to be issued to me and any cash to be paid to me in lieu of issuing a fractional share of ICG in exchange for the eCredit.com shares which I tender (the "ICG Shares") into my account with Edwards.

The ICG shares to be issued upon the tender and exchange of the eCredit.com shares will be registered with the Securities and Exchange Commission (SEC) and the appropriate state agencies under a currently effective registration statement that will be provided upon request. If I am deemed to be an affiliate of ICG and intend to sell the shares, I will fully comply with SEC Rule 144 and provide Edwards any documents it may require in connection with the sale.

Upon receipt of a properly executed exercise notice from me which will direct the Corporation to issue the eCredit.com shares to me and payment by Edwards to the Corporation (and any other document required by the Corporation), the Corporation will issue a certificate for the eCredit.com shares registered in my name within three business days after the option exercise. The ICG shares will not be encumbered or restricted as to transfer in any manner. The ICG shares will be freely transferable and negotiable, fully paid, and nonassessable. I understand that Edwards may make a margin loan to me at the prevailing rate in order for me to exercise said options. Additionally, I understand, if Edwards incurs a Deposit/Withdrawal at Custodian (DWAC) fee, I will pay such and it will be withdrawn from my account.

To A.G. Edwards & Sons, Inc.

Please issue payment for one of the following amounts:

|_| $______________ represents payment for exercise of Incentive Stock Option
                    (ISO) plan

|_| $______________ represents payment for exercise of Nonqualified Stock Option
                    (NSO) plan and other liabilities of the employee

The contact person at the Corporation is ____________________________, telephone number (___) ___-____.

Issuer's Guarantee of Delivery Instructions Stock Option Exercise         page 2


In order to induce the Corporation to issue the eCredit.com shares, Edwards agrees to pay to the Corporation on the date of exercise of the options the total exercise price for the eCredit.com shares, and to pay to the Corporation on the day after exercise of the options the amount that the Corporation advises Edwards is the amount which the Corporation intends to pay to the United States Internal Revenue Service on my behalf in satisfaction of the applicable withholding requirements.

To the Corporation

The Corporation is authorized to accept payment from Edwards for payment of my irrevocable stock option exercise notice.

I agree to instruct the Exchange Agent, and Edwards is authorized to instruct the Exchange Agent on my behalf to use the DWAC system to collect the ICG shares through DTC. If you can clear through DWAC, or if additional funds are due, please contact the ESOP Section at Edwards at (314) 955-2618 or fax (314) 955-4807. Edwards DTC number is 0201.

The foregoing is all subject to my right to revoke this agreement by delivering written notice by both mail and facsimile to ________________________________ of Edwards at _____________________________________________________________________
                                       (Address)
________________________________ at any time prior to twelve noon eastern
         (Fax Number)
daylight time on the day prior to the date on which the Tender Offer expires.

Sincerely,

Employee's Signature
X
 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            INFORMATION BELOW TO BE COMPLETED BY ISSUING CORPORATION
--------------------------------------------------------------------------------

Note: The Corporation may acknowledge receipt of these instructions and its agreement to comply with these instructions either by signing below or by verbally confirming to Edwards (If verified verbally, the phone message will be recorded.)

The Corporation will accept a payment from Edwards for the employee's irrevocable stock option exercise notice and will issue the certificate representing the eCredit.com shares to the employee who has executed this agreement and such shares will not be encumbered or restricted from being tendered to ICG pursuant to the tender offer.

Signature                                  Title                     Date
X
 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            INFORMATION BELOW TO BE COMPLETED BY FINANCIAL CONSULTANT
--------------------------------------------------------------------------------

                                   Social Security |_||_||_|-|_||_|-|_||_||_||_|
Account Name                       or
            ---------------------  Tax ID Number |_||_|-|_||_||_||_||_||_||_|

AGE Account No. |_||_||_||_|-|_||_||_||_||_||_|    ______________     |_||_||_|
                  (Branch)      (A/C Number)      (Cash or Margin)   (FC Number)

                              "Notice to Withdraw"

I, _________________________________________________ (the employee), hereby give written notice to withdraw my intent to tender shares in the ICG transaction.

This notice confirms that I do not wish to exercise and tender my stock options or a portion of my stock options during the exchange.

I acknowledge that such "Notice to Withdraw" must be delivered either in original form or by fax to the following no later than 12:00 noon Eastern Standard Time on June 6, 2000.

Send to:

eCredit.com, Inc.
Dick Olson, Vice President Finance and Treasurer
20 Carematrix Drive
Dedham, MA 02026

Fax: 781-752-1400

I understand that this notice is irrevocable.

Sincerely,


--------------------------------------------------------
Employee Signature

--------------------------------------------------------
Date

    THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
        JUNE 8, 2000 UNLESS EXTENDED (THE "EXPIRATION DATE"). TENDERS OF
      eCREDIT.COM, INC. COMMON STOCK MAY BE WITHDRAWN AT ANY TIME PRIOR TO
                     12:00 MIDNIGHT ON THE EXPIRATION DATE.

                          INTERNET CAPITAL GROUP, INC.

                              LETTER OF TRANSMITTAL

                       To Tender Shares of Common Stock of
                                eCredit.com, Inc.

                    Pursuant to the Exchange Offer Agreement
                             Dated February 24, 2000

            THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12;00 MIDNIGHT,
       NEW YORK CITY TIME, ON JUNE 8, 2000, UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------
                DESCRIPTION OF ECREDIT.COM, INC. SHARES TENDERED
--------------------------------------------------------------------------------
Item 1.

           Name(1) and Address of                                  Number of
Registered Holder of Stock of eCredit.com, Inc.   Cert. No.   Shares Tendered(2)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                Total Number of
                                                Shares Tendered
--------------------------------------------------------------------------------
Item 2.

* Indicate in this box the order (by certificate number) in which you wish your shares of eCredit.com, Inc. Common Stock to be purchased in the event of proration. Attach additional signed list if necessary.(3)

  1st:            2nd:            3rd:            4th:           5th:
--------------------------------------------------------------------------------
1 The name of the holder listed should be the exact name listed on each of the stock certificates rendered herewith. If you have certificates with different names use separate letters of transmittal.

2 The number of shares should be the number of shares of Common Stock of eCredit.com. Inc. tendered herewith. If you are a holder of shares of one or more series of the Convertible Preferred Stock of eCredit.com, Inc., the number of shares listed for the applicable certificates tendered herewith should be the number of shares of Common Stock of eCredit.com, Inc. into which such Convertible Preferred Stock will be reclassified upon the consummation of the Exchange Offer (or such lesser number of shares of Common Stock of eCredit.com, Inc. represented by such certificate which are being tendered). If you need assistance in determining this number, please contact Richard Olson, Vice President and Treasurer of eCredit.com Inc., at (781) 752-1249.

3 If you do not designate an order, in the event less than all shares of
  eCredit.com, Inc. Common Stock tendered by you are purchased due to proration, the shares of eCredit.com, Inc. Common Stock to be purchased will be selected in the order in which they are listed in Item 1 above.
--------------------------------------------------------------------------------
         If additional space is required please attach a separate sheet.

  If you have lost a certificate or certificates representing some or all of the eCredit.com, Inc. Shares you wish to tender, please contact Richard Olson, Vice President and Treasurer of eCredit.com, Inc. at (781) 752-1249 in sufficient time to allow eCredit.com, Inc. to prepare and deliver to you a replacement certificate prior to the Expiration Date. The undersigned understand(s) that the replacement certificate must be tendered with this Letter of Transmittal to the Exchange Agent and an appropriate affidavit of loss and indemnity agreement and an indemnity and/or surety bond may be required.

       THIS LETTER OF TRANSMITTAL MAY BE SENT TO CHASEMELLON SHAREHOLDER SERVICES, L.L.C., THE EXCHANGE AGENT, AT ONE OF THE ADDRESSES INDICATED BELOW:

                                    By Hand:
                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
                            120 Broadway, 13th Floor
                               New York, NY 10271
                         Attn: Reorganization Department

                                    By Mail:
                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
                              Post Office Box 3301
                           South Hackensack, NJ 07606
                         Attn: Reorganization Department

                             By Overnight Delivery:
                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
                      85 Challenger Road--Mail Drop--Reorg
                            Ridgefield Park, NJ 07660
                         Attn: Reorganization Department
                      Telephone Assistance: 1-800-777-3674

    DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS ACCOMPANYING THIS
      LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF
                           TRANSMITTAL IS COMPLETED.

    HOLDERS WHO WISH TO BE ELIGIBLE TO RECEIVE INTERNET CAPITAL GROUP, INC.
     COMMON STOCK FOR THEIR eCREDlT.COM, INC. COMMON STOCK PURSUANT TO THE EXCHANGE OFFER MUST VALIDLY TENDER (AND NOT WITHDRAW) THEIR eCREDIT.COM, INC.
        COMMON STOCK TO THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE.

Ladies and Gentlemen:

      The undersigned acknowledge(s) receipt of the Prospectus dated May 10, 2000 (the "Prospectus") of Internet Capital Group, Inc., a Delaware corporation ("Internet Capital Group"), and this Letter of Transmittal (the "Letter of Transmittal"), which together constitutes the Offer to Exchange (the "Exchange Offer") of ICG Holdings, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Internet Capital Group (both ICG Holdings, Inc. and Internet Capital Group are referred to herein as "Internet Capital Group") a number of shares of Internet Capital Group's Common Stock, par value $.001 per share (the "Common Stock"), equal to the Exchange Ratio (as defined below), upon the terms and subject to the conditions set forth in the Prospectus and herein, for each properly tendered and not withdrawn share of Common Stock, par value $.001 per share (the "eCredit.com Shares"), of eCredit.com, Inc., a Delaware corporation ("eCredit.com"), up to a maximum of 9,239,559 eCredit.com Shares. The Common Stock has been registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement of which the Prospectus is a part.

      The undersigned herewith submit(s) for cancellation and exchange the eCredit.com Shares identified in the box above entitled "Description of eCredit.com, Inc. Shares Tendered" pursuant to the terms and conditions described in the Prospectus and this Letter of Transmittal.

      The undersigned acknowledge(s) that the Exchange Offer expires at 12:00 Midnight, New York City time, on June 8, 2000, unless Internet Capital Group extends the expiration date. The undersigned further acknowledge(s) that Internet Capital Group reserves the right to extend the Exchange Offer on one or more occasions in the event any of the conditions to its obligations to consummate the Exchange Offer are not satisfied at the time of the scheduled expiration date or it is required by rule or direction of the Securities and Exchange Commission to extend the Exchange Offer. In any such event, the term "Expiration Date" shall mean the latest time and date to which the Exchange Offer is extended.

      Subject to the proper completion of this Letter of Transmittal, the Exchange Agent is hereby requested to issue to the undersigned (unless otherwise indicated under "Special Issuance Instructions" below) a certificate for the number of shares of Common Stock equal to the Exchange Ratio for each eCredit.com Share so exchanged. The "Exchange Ratio" will be the quotient obtained by dividing the Aggregate Number of Common Stock by the product of (i) 30% times (ii) the number of eCredit Shares that are issued and outstanding on the date of expiration of the Exchange Offer, calculated on a fully-diluted basis. The Aggregate Number of Common Stock means a number of shares of Common Stock equal to the quotient obtained by dividing (i) $450,000,000 by (ii) the average of the closing prices per share of the Common Stock as reported by the NASDAQ National Market for the most recent three days on which trading of the Common Stock has occurred prior to the second trading day immediately prior to the date of expiration of the Exchange Offer, provided, however, that if the average of the closing prices is equal to or less than $95.20, the average will be deemed to be $95.20 and, if the average is equal to or greater than $142.80, the average will be deemed to be $142.80. Proration, as described in the Prospectus, may be necessary, if more than 9,239,559 eCredit.com Shares are properly tendered and not withdrawn. The Exchange Agent is further requested to issue a check to the undersigned (unless otherwise indicated under "Special Issuance Instructions" below) in lieu of any fractional shares of Common Stock, with the amount of such check equal to product of (x) such fractional shares times (y) the closing price per share of the Common Stock as reported by the NASDAQ National Market for the Expiration Date. The undersigned understand(s) that the certificate representing the Common Stock issued by Internet Capital Group and the check issued by the Exchange Agent in lieu of any fractional shares of Common Stock in exchange for the eCredit Shares tendered herewith will be sent to the undersigned within five to seven business days after the consummation of the Exchange Offer at the address for the undersigned set forth in the box above entitled "Description of eCredit.com, Inc. Shares Tendered", unless the "Special Issuance Instructions" and/or "Special Delivery Instructions" below are completed.

      In order to properly complete this Letter of Transmittal, a holder of eCredit.com Shares must (i) complete the box entitled "Description of eCredit.com, Inc. Shares Tendered," (ii) if appropriate, check and complete the boxes relating to Special Issuance Instructions and Special Delivery Instructions, (iii) sign this Letter of Transmittal, and (iv) complete the Substitute Form W-9. Each holder of eCredit.com Shares should read carefully the detailed instructions below prior to completing this Letter of Transmittal.

--------------------------------------------------------------------------------

                         SPECIAL ISSUANCE INSTRUCTIONS

      To be completed ONLY if the certificate for Common Stock and check in lieu of a fractional share of Common Stock are to be issued in a name other than the registered holder(s) listed in the box above entitled "Description of dCredit.com, Inc. Shares Tendered". Certificates for eCredit.com Shares must e properly assigned and signatures guaranteed. The undersigned hereby authorizes the Exchange Agent to issue and, unless otherwise instructed under "Special Delivery Instructions" below, send the certificate for Common Stock and the check to:

PLEASE PRINT

Name _________________________________________________

Address ______________________________________________

______________________________________________________

Taxpayer Identification or
Social Security Number(s): ___________________________

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         SPECIAL DELIVERY INSTRUCTIONS

      A. To be completed ONLY if the certificate for Common Stock and check in lieu of a fractional share of Common Stock are to be sent to other than (i) for the registered holder listed in the box entitled "Description of eCredit.com, Inc. Shares Tendered", the address set forth in such box, or (ii) for an entity listed under "Special Issuance Instructions" above, the address set forth thereunder.

      The undersigned hereby authorizes the Exchange Agent to deliver the certificate for Common Stock and the check to:

PLEASE PRINT

Name _________________________________________________

Address ______________________________________________

      B. To be completed ONLY if the certificate for Common Stock is to be delivered electronically on the business day following the date of expiration of the Exchange Offer, through the Deposit/Withdrawal at Custodian system, to A.G. Edwards & Sons, Inc. and the check is to be sent as provided below.

      Deliver the certificate for Common Stock electronically to A.G. Edwards & Sons, Inc., as follows:

      A.G. Edwards & Sons, Inc.
      One North Jefferson
      St. Louis, MO 63103
      For the Account of
      (print name of A.G. Edwards Account to be credited): _____________________________________

      A.G. Edwards Account Number: ___________________

Send the check as follows:
Name _________________________________________________
Address ______________________________________________
(If applicable) For desposit to account number:

______________________________________________________

--------------------------------------------------------------------------------

Ladies and Gentlemen:

      Subject to the terms and conditions of the Exchange Offer, the undersigned hereby tender(s) to Internet Capital Group the eCredit.com Shares indicated in the box entitled "Description of eCredit.com, Inc. Shares Tendered". Subject to and effective upon the acceptance for exchange of the ecredit.com Shares tendered in accordance with this Letter of Transmittal, the undersigned sells, assigns and transfers to, or upon the order of, Internet Capital Group all right, title and interest in and to the eCredit.com Shares tendered hereby. The Exchange Agent is hereby irrevocably constituted and appointed the agent and attorney-in-fact for the undersigned (with full knowledge that the Exchange Agent also acts as the agent of Internet Capital Group with respect to the tendered eCredit.com Shares) with full power of substitution to (i) deliver certificates for such eCredit.com Shares to Internet Capital Group and deliver all accompanying evidence of transfer and authenticity to, or upon the order of, Internet Capital Group and (ii) present such eCredit.com Shares for transfer on the books of eCredit.com and receive all benefits and otherwise exercise all rights of beneficial ownership of such eCredit.com Shares, all in accordance with the terms and subject to the conditions of the Exchange Offer. The power of attorney granted in this paragraph shall be deemed irrevocable and coupled with an interest.

      The undersigned hereby represent(s) and warrant(s) that the undersigned has/have full power and authority to tender, sell, assign and transfer the eCredit.com Shares tendered hereby and that Internet Capital Group will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim, when the same are acquired by Internet Capital Group.

      The undersigned hereby represents and warrants that if the undersigned is not an individual, the undersigned is a corporation, limited liability company, partnership, limited partnership, or trust duly organized, validly existing and in good standing under the laws of to jurisdiction of its incorporation or formation and has the requisite corporate or other power and authority to carry on its business as it is now being conducted. The undersigned has all requisite corporate or other power and authority to execute and deliver this Letter of Transmittal and the eCredit.com Shares tendered hereby and to consummate the transactions contemplated hereby. The execution and delivery by the undersigned of this Letter of Transmittal and the eCredit.com Shares tendered hereby and the consummation by the undersigned of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other action on the part of the undersigned and no other corporate or other proceedings on the part of the undersigned are necessary to authorize this Letter of Transmittal or no consummate the transactions so contemplated by this Letter of Transmittal. This Letter of Transmittal has been, and each other document or instrument to be executed by the undersigned in connection herewith will be, duly executed and delivered by the undersigned, and. when duly executed and delivered by the other parties hereto or thereto, constitutes, or will constitute, a legal, valid and binding obligation of the undersigned, enforceable against it in accordance with its terms.

      The undersigned is/are the sole record owners of (and has/have the requisite power and authority to vote and dispose of) the number and type of shares of capital stock of eCredit.com set forth in this Letter of Transmittal, in each case free and clear of any liens. Except as set fort in Schedule 322 of the Exchange Offer Agreement, the undersigned is/are not (a) party/parties to, or bound by, any arrangement, agreement, instrument or order that would prohibit or otherwise restrict in any way the transfer of the eCredit.com Shares tendered hereby.

      The execution and delivery by the undersigned of this Letter of Transmittal and the eCredit.com Shares tendered herewith and the execution and delivery by the undersigned of any other documents or instruments contemplated hereby to be executed by the undersigned, the performance by the undersigned of each of its/their obligations hereunder, and the consummation of the transactions contemplated hereby do not and will not on the part of the undersigned:

            (a) violate or conflict with or result in a breach of any provision of the charter, bylaws or other organizational documents, if any, of the undersigned, as such instruments are currently in effect;

            (b) require any consent, approval or notice under, or registration under or payment on account of, or conflict with, or result in a violation or breach of: or constitute (with or without the giving of notice or the lapse of time or both) a default (or give rise to any right of termination, modification (including, in the case of leases, any change in the amount or nature of the rent), cancellation or acceleration or result in the creation or imposition of any lien upon the property of the undersigned) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease, agreement or other instrument or obligation to which the undersigned is a party or by which any portion of its or their properties or assets may be bound;

            (c) violate or contravene any law, statute, rule or regulation, or any order, writ, judgment, injunction, decree, determination or award of any applicable authority currently in effect; or

            (d) require any action, consent, approval or authorization of; or review by, or declaration, registration or filing with, or notice to, any applicable authority, or any stock exchange or similar self-regulatory organization.

      The undersigned will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or Internet Capital Group to be necessary or desirable to complete the assignment, transfer and purchase of the eCredit.com Shares tendered hereby. All authority conferred or agreed to be conferred by this Letter of Transmittal shall survive the death, incapacity or dissolution of the undersigned and every obligation of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns, trustees in bankruptcy or other legal representatives of the undersigned. This tender may be withdrawn only in accordance with the procedures set forth in "The Exchange Offer--Withdrawal Rights" section of the Prospectus.

      For purposes of the Exchange Offer, Internet Capital Group shall be deemed to have accepted validly tendered eCredit.com Shares when, as and if Internet Capital Group has given oral or written notice thereof to the Exchange Agent.

      If any tendered eCredit.com Shares are not accepted for exchange pursuant to the Exchange Offer for any reason, certificates for any such unaccepted eCredit.com Shares will be returned, without expense, to the undersigned at the address shown in the box above entitled "Description of eCredit.com, Inc. Shares Tendered" as promptly as practicable after the Expiration Date.

      The undersigned understand(s) that tenders of eCredit.com Shares pursuant to the procedures described under the caption "The Exchange Offer--Procedures for Tendering Existing eCredit.com Shares" in the Prospectus and in the instructions hereto will constitute a binding agreement between the undersigned and Internet Capital Group upon the terms and subject to the conditions of the Exchange Offer.

      Very truly yours,

      REGISTERED HOLDER(S)*


      |X| _________________________________   Dated: ___________________________

      |X| _________________________________
         (Signature of registered holder(s))

      Area Code and Telephone Number: __________________

      PLEASE SIGN AND DATE ABOVE

----------
* Must be signed by registered holder(s) exactly as name(s) appears on the certificate(s), or the authorized representative of such registered holder(s).

                            Guarantee of Signature(s)
--------------------------------------------------------------------------------

(If certificate for Common Stock is to be issued in the name of an entity other than the registered holder(s) or if the certificate for Common Stock is to be delivered to an entity other than the registered holder(s))

Authorized Signature: ________________________________

Name of Firm: ________________________________________

Address: _____________________________________________

Dated: _______________________________________________

--------------------------------------------------------------------------------

                                  INSTRUCTIONS

      Letter of Transmittal: This Letter of Transmittal must be signed, dated and completed in its entirety including the certificate number(s) and number of eCredit.com Shares tendered herewith.

      THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, THE ECREDIT.COM SHARES TENDERED HEREWITH AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING HOLDERS, BUT THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED OR CONFIRMED BY THE EXCHANGE AGENT. IF ECREDIT.COM SHARES ARE SENT BY MAIL, IT IS SUGGESTED THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT THE DELIVERY TO THE EXCHANGE AGENT PRIOR TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THE EXPIRATION DATE.

      Signature: This Letter of Transmittal must be signed by or on behalf of the registered owner(s) of the surrendered certificate(s). In the case of joint tenants, both must sign. When signing as agent, attorney, administrator, executor, guardian, trustee or in any other fiduciary or other capacity or as an officer of a corporation on behalf of the corporation, please give full title as such and evidence of authority. If any tendered eCredit.com Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate copies of this Letter of Transmittal as there are different registrations of certificates. If this Letter of Transmittal is signed by a person other tan the registered Holder(s) of any certificate(s) specified herein, such certificate(s) must be endorsed or accompanied by appropriate stock powers or powers of attorney, in each case signed exactly as the name or names of the registered Holder(s) appear(s) on the certificate(s) and signatures on such certificate(s) or power(s) must be guaranteed by an Eligible Institution (as defined below). All signatures on this Letter of Transmittal must be guaranteed by a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc.. or by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"), unless this Letter of Transmittal is signed by the registered holder(s) of the eCredit.com Shares tendered hereby and such holder(s) has (have) completed neither the box entitled "Special Issuance Instructions" nor the box entitled "Special Delivery Instructions" above.

      Tender by Holder: Only a Holder of eCredit.com Shares may tender such eCredit.com Shares in the Exchange Offer. Any beneficial holder of eCredit.com Shares who is not the registered Holder and who wishes to tender should arrange with the registered Holder to execute and deliver this Letter of Transmittal on his or her behalf or must, prior to completing and executing this Letter of Transmittal and delivering his or her eCredit.com Shares, either make appropriate arrangements to register ownership of the eCredit.com Shares in such Holder's name or obtain a properly completed stock power from the registered Holder.

      Proration; Partial Tenders: If, due to a partial tender or proration, it is necessary to issue a new certificate for eCredit.com Shares which were not tendered (but included on a certificate with tendered shares) or tendered but not accepted due to proration, the Exchange Agent will provide eCredit.com with the appropriate information so that eCredit.com can issue the appropriate certificate(s).

      Endorsement of Certificates: Do not endorse the eCredit.com certificates.

      Waiver of Conditions: Internet Capital Group reserves the absolute right to waive conditions to the Exchange Offer in the case of any eCredit.com Shares tendered (and to refuse to do so).

      No Conditional Transfers: No alternative, conditional, irregular or contingent tenders will be accepted. All tendering holders of eCredit.com Shares, by execution of this Letter of Transmittal, shall waive any right to receive notice of the acceptance of their eCredit.com Shares for exchange.

      Neither Internet Capital Group, the Exchange Agent nor any other person is obligated to give notice of any defect or irregularity with respect to any tender of eCredit.com Shares, nor shall any of them incur any liability for failure to give any such notice.

      Mutilated, Lost, Stolen or Destroyed Existing eCredit.com Shares: If you have lost a certificate or certificates representing some or all of the eCredit.com, Inc. Shares you wish to tender, please contact Richard Olson, Vice President and Treasurer of eCredit.com, Inc. at (781) 752-1249 in sufficient time to allow eCredit.com, Inc. to prepare and deliver to you a replacement certificate prior to the Expiration Date. The replacement certificate must be tendered with this Letter of Transmittal to the Exchange Agent. An appropriate affidavit of loss and indemnity agreement and an indemnity and/or surety bond may be required.

      Requests for Assistance or Additional Copies: Questions and requests for assistance and for additional copes of the Prospectus, this Letter of Transmittal or the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" may be directed to the Exchange Agent at 1-800-777-3674 or one of the addresses listed below.

                            DELIVERY OF CERTIFICATES

  THIS LETTER OF TRANSMITTAL AND CERTIFICATES FOR eCREDIT.COM SHARES TENDERED
       HEREBY MAY BE SENT TO CHASEMELLON SHAREHOLDER SERVICES, L.L.C., THE
            EXCHANGE AGENT, AT ONE OF THE ADDRESSES INDICATED BELOW:

              By Hand:                                By Mail:
     CHASEMELLON SHAREHOLDER                 CHASEMELLON SHAREHOLDER
          SERVICES, L.L.C.                       SERVICES, L.L.C.
         120 Broadway, 13th Floor                  Post Office Box 3301
           New York, NY 10271                   South Hackensack, NJ 07606
    Attn: Reorganization Department          Attn: Reorganization Department

                             By Overnight Delivery:
                             CHASEMELLON SHAREHOLDER
                                SERVICES, L.L.C.
                      85 Challenger Road--Mall Drop--Reorg
                            Ridgefleld Park, NJ 07660
                         Attn: Reorganization Department

      The method of delivery of the eCredit.com Shares certificates is at the option and the risk of the holder. Certified or Registered mail, properly insured, is suggested.

      Important Tax Information: Please complete the Substitute form W-9 below; failure to do so may require the Exchange Agent to withhold 31% of any cash payment you are entitled to receive.

             PAYER'S NAME: CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

------------------------------------------------------------------------------------------------------------------------------------
                               Part 1: PLEASE PROVIDE YOUR TIN IN                                         Enter your Social Security
SUBSTITUTE                     THE BOX AT RIGHT AND CERTIFY BY                                            or employer ID number here
Form W-9                       SIGNING AND DATING BELOW.                                                  ________/________/________
Department of the             -----------------------------------------------------------------------------------------------------
Treasury                       Part 2: |_| Check this box if you are NOT subject to backup
Internal Revenue Service       withholding under the provisions of section 3406(a)(1)(C) of the
                               Internal Revenue Code because (1) you have not not been notified
Payer's Request for Taxpayer   that you are subject to backup withholding as a result
Identification Number (TIN)    of failure to report all interest or dividends or (2) the Internal
                               Revenue Service has notified you that you are no longer subject to backup withholding.
                               -----------------------------------------------------------------------------------------------------
                               CERTIFICATION--UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT THE          Part 3:
                               INFORMATION PROVIDED ON THIS FORM IS TRUE, CORRECT AND COMPLETE.
                                                                                                          |_| Check here, if
                               SIGNATURE______________________________ DATE______________________         awaiting TIN.
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NEW ACCOUNT QUESTIONNAIRE
--------------------------------------------------------------------------------

                            A.G. Edwards & Sons, Inc

                Full Name________________________________________________________________
                                      (last name, first name, middle initial)

           Street Address________________________________________________________________


         City, State, Zip________________________________________________________________
                         City                    State                     Zip

               Home Phone (___)_________________ Work Phone   (___) _____________________
                         (please include area code)           (please include area code)

                 Employer________________________________________________________________

                 Position________________________________________________________________

         Social Security Number |_|_|_|--|_|_|--|_|_|_|_|  Birthdate  |_|_|--|_|_|--|_|_|

            Spouse's Name________________________________________________________________
                         (last name, first name, middle initial)

      Spouse's Occupation________________________________________________________________

Approximate Annual Income  $______________  Approximate Net Worth $_____________

              Citizenship________________________________________________________________

           Bank Reference________________________________________________________________


A.G. Edwards

MARGIN
AGREEMENT                                                           A.G. Edwards
                                                             One North Jefferson
                                                             St. Louis, MO 63103

                                            ____________________________ (MGNW9)
                                                  Account Number

In this agreement, "I", "me", and "my" refer to the client and all others who are legally obligated on this account. "Edwards" refers to A.G. Edwards & Sons, Inc.

For the accounts I have at Edwards for the purchase, sale or carrying of securities, commodities and options, or related contracts, I understand and agree to the following:

About This Agreement

1. This agreement:

o Covers all accounts that I have with Edwards at any time
o Is in addition to and in no way limits any rights Edwards has under any other agreements between me and Edwards
o Is for the benefit of Edwards, its successors and its assigns
o Is binding on my heirs, executors, successors, administrators and assigns
o Is considered modified to conform to any changes in federal and state rules and regulations and any applicable exchange, association, market or clearinghouse rules or regulations and will remain in full force and effect as modified
o Remains in effect until I give Edwards written notice of termination
o Applies to all transactions entered into, all debts incurred by and all matters pertaining to transactions in my account
o Is made under and governed by the laws of the state of New York, excluding its conflict of law rules.

2. I and anyone I authorize to transact business in this account have authority on behalf of this account:

o To buy, sell (including short sales) and otherwise deal in securities or other financial instruments
o To receive for the account confirmations, statements and communications of every kind
o To receive for the account and to dispose of money, securities and other property
o To make, terminate or modify for the account agreements relating to these matters or waive any of the provisions of the agreements
o Generally to deal with Edwards as if each of us alone were the account owner.

All this is to be done without notice to me. I or my authorized agent authorizes a transaction that results in any loss or liability to Edwards, each person authorizing the transaction and I agree to indemnify and hold Edwards, its agents and its employees harmless. Edwards is under no obligation to inquire into the purpose of any such direction or demand for delivery of securities or payment.

3. I agree that all money and property Edwards holds in any account of mine (held individually, jointly or otherwise) will be considered collateral and will be subject to a general lien and security interest in Edwards' favor. I also agree that Edwards is authorized to sell and/or purchase any and all property in any account to satisfy all my obligations.

4. Except as provided in this agreement, no provision of this agreement may be changed. Any action taken in any of my accounts will not be considered ratification of any attempted change and will not prevent Edwards from asserting and enforcing the original provisions of this agreement unless the changes are agreed to in a separate document signed by Edwards' Director of Operations or a designee.

5. If any part of this agreement is deemed invalid, it will not affect the rest of the agreement, which will remain valid and enforceable.

6. I may terminate the account at any time by giving Edwards notice. Edwards may terminate the account at any time for any reason. Closing or terminating the account will not affect rights or obligations that arose before termination.

7. All the following statements are true unless Edwards has been notified in writing otherwise:

o I am older than the age of majority.
o I am authorized to sign this agreement if acting on the behalf of another.
o I am not insolvent.
o I am not an employee of any securities or commodities exchange; a corporation of which any exchange owns a majority of the capital stock; or a member firm, corporation or organization registered with any exchange.
o I am not an employee of a bank, trust company or insurance company.
o I am not registered with any securities or commodities exchange, association or commission.
o I am not an employee of any corporation, firm or individual engaged in the business of dealing as either a broker or a principal in securities, bills of exchange, acceptances or other forms of commercial paper.
o No people other than those signing this agreement have an interest in this account.

I will notify Edwards in writing if any of the above changes.

8. I will give any notice required under this agreement in writing to the Director of Operations at Edwards' headquarters at One North Jefferson, St. Louis, MO 63103 or at any other address that Edwards specifies in writing.

9. Communications will be sent to me at the address I provide at the time I open my account or such other address as I may provide to Edwards in writing in the future. All communications sent to that address, whether by mail by telegraph, by facsimile, by messenger, electronically or otherwise, will be treated as if they were given to me personally whether or not I receive them. Reports of the execution of orders will be conclusive if not objected to by me within three days after being forwarded to me, and statements


AGE 107--1/00

Margin Agreement                                                          Page 2


of account will be conclusive if not objected to by me within 10 days after being forwarded to me.

10. If Edwards prevails, I must pay for all fees and costs, including attorney's fees, that Edwards incurs in collecting a debt from me, in defending any action or arbitration I bring that attempts to revoke this agreement, or in defending any action or arbitration I bring that attempts to recover damages for the actions of Edwards or its employees.

11. Any action I bring against Edwards or its present or past officers, agents or employees, except arbitration proceedings governed by the arbitration agreement below, will be brought and heard in the court nearest to the location where the Edwards branch office that serviced my account is or was located. This provision applies even if I have related disputes with other parties that cannot be resolved in the same location.

Arbitration Disclosure

12. This Agreement contains a pre-dispute arbitration clause. By signing an arbitration agreement, the parties agree as follows:

(A) All parties to this agreement are giving up the right to sue each other in court including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
(B) Arbitration awards are generally final and binding; a party's ability to have a reverse or modify an arbitration award is very limited.
(C) The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
(D) The arbitrators do not have to explain the reason(s) for their award.
(E) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.
(F) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
(0) The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

No person shall bring a putative or certified class action to arbitration or seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:

(i)   The class certification is denied; or
(ii)  The class is decertified; or
(iii) The client is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate will not constitute a waiver of any rights under this agreement except to the extent stated herein.

Arbitration Provision

13. I agree and, by carrying my account, Edwards agrees that all controversies between me and Edwards or any of its present or former officers, directors, agents or employees will be determined by arbitration. Any arbitration under this agreement will be before the National Association of Securities Dealers, Inc., the New York Stock Exchange, Inc. or an arbitration facility provided by any other securities exchange of which Edwards is a member. I (or my authorized agent) may choose which of these organizations will be the forum for the arbitration. To do so, I must send a registered letter or telegram specifying my choice to Edwards' headquarters in St. Louis within five days of Edwards' request to make a selection. If I fail to make a selection within five days of the notice, Edwards may select the arbitration organization.

14. This arbitration provision applies to any controversy arising from events that occurred before, on or after I signed this agreement. The award of the arbitrators, or of the majority of them, is final, and judgment upon the award rendered may be entered in any court (state or federal) that has jurisdiction.

About My Margin Account

15. 1 will be charged interest on balances due in any of my accounts at rates related to Edwards' then-prevailing broker's call money rate. I have received and examined a statement from Edwards explaining the details and conditions under which interest will be charged, the method of computing interest and the conditions under which additional collateral may be required.

16. Whenever I have a debit balance or a short position with Edwards, any property Edwards holds in any of my accounts may be pledged or repledged separately or together with the property of others. The pledge can be for more or less than the amount of my loan, and Edwards may or may not retain in its possession or under its control an equal amount of similar property. Edwards may keep any benefits received on these pledges or repledges.

17. In return for loaning me money, Edwards may borrow the securities in my margin account or lend out securities from this account to others. In connection with such loans, Edwards may receive and retain certain benefits to which I am not entitled. In certain circumstances, such loans may limit my voting rights on the securities lent.

18. Edwards may obtain investigative reports concerning my credit, character and lifestyle. I have the right, upon written request, to receive complete disclosure of the nature and scope of any such investigation.

19. No registered representative, branch office manager or branch office employee is authorized to waive or modify Edwards' margin demands or postpone sellouts or buy-ins unless agreed to in writing by Edwards' Director of Operations or a designee. Further, no arrangements that conflict with Edwards' usual requirements will be binding or have any effect unless agreed to in a separate document signed by Edwards' Director of Operations or a designee.


AGE 107--1/00

MARGIN
AGREEMENT                                                           A.G. Edwards
                                                             One North Jefferson
                                                             St. Louis, MO 63103

                                            ____________________________ (MGNW9)
                                                  Account Number

In this agreement, "I", "me", and "my" refer to the client and all others who are legally obligated on this account. "Edwards" refers to A.G. Edwards & Sons, Inc.

For the accounts I have at Edwards for the purchase, sale or carrying of securities, commodities and options, or related contracts, I understand and agree to the following:

About This Agreement

1. This agreement:

o  Covers all accounts that I have with Edwards at any time
o Is in addition to and in no way limits any rights Edwards has under any other agreements between me and Edwards
o  Is for the benefit of Edwards, its successors and its assigns
o  Is binding on my heirs, executors, successors, administrators and assigns
o Is considered modified to conform to any changes in federal and state rules and regulations and any applicable exchange, association, market or clearinghouse rules or regulations and will remain in full force and effect as modified
o  Remains in effect until I give Edwards written notice of termination
o Applies to all transactions entered into, all debts incurred by and all matters pertaining to transactions in my account
o Is made under and governed by the laws of the state of New York, excluding its conflict of law rules.

2. I and anyone I authorize to transact business in this account have authority on behalf of this account:

o To buy, sell (including short sales) and otherwise deal in securities or other financial instruments
o To receive for the account confirmations, statements and communications of every kind
o To receive for the account and to dispose of money, securities and other property
o To make, terminate or modify for the account agreements relating to these matters or waive any of the provisions of the agreements
o Generally to deal with Edwards as if each of us alone were the account owner

All this is to be done without notice to me. I or my authorized agent authorizes a transaction that results in any loss or liability to Edwards, each person authorizing the transaction and I agree to indemnify and hold Edwards, its agents and its employees harmless. Edwards is under no obligation to inquire into the purpose of any such direction or demand for delivery of securities or payment.

3. I agree that all money and property Edwards holds in any account of mine (held individually, jointly or otherwise) will be considered collateral and will be subject to a general lien and security interest in Edwards' favor. I also agree that Edwards is authorized to sell and/or purchase any and all property in any account to satisfy all my obligations.

4. Except as provided in this agreement, no provision of this agreement may be changed. Any action taken in any of my accounts will not be considered ratification of any attempted change and will not prevent Edwards from asserting and enforcing the original provisions of this agreement unless the changes are agreed to in a separate document signed by Edwards' Director of Operations or a designee.

5. If any part of this agreement is deemed invalid, it will not affect the rest of the agreement, which will remain valid and enforceable.

6. I may terminate the account at any time by giving Edwards notice. Edwards may terminate the account at any time for any reason. Closing or terminating the account will not affect rights or obligations that arose before termination.

7. All the following statements are true unless Edwards has been notified in writing otherwise:

o  I am older than the age of majority
o  I am authorized to sign this agreement if acting on the behalf of another
o  I am not insolvent.
o I am not an employee of any securities or commodities exchange; a corporation of which any exchange owns a majority of the capital stock; or a member firm, corporation or organization registered with any exchange.
o  I am not an employee of a bank, trust company or insurance company
o I am not registered with any securities or commodities exchange, association or commission.
o I am not an employee of any corporation, firm or individual engaged in the business of dealing as either a broker or a principal in securities, bills of exchange, acceptances or other forms of commercial paper
o No people other than those signing this agreement have an interest in this account.

I will notify Edwards in writing if any of the above changes.

8. I will give any notice required under this agreement in writing to the Director of Operations at Edwards' headquarters at One North Jefferson, St. Louis, MO 63103 or at any other address that Edwards specifies in writing.

9. Communications will be sent to me at the address I provide at the time I open my account or such other address as I may provide to Edwards in writing in the future. All communications sent to that address, whether by mail by telegraph, by facsimile, by messenger, electronically or otherwise, will be treated as if they were given to me personally whether or not I receive them. Reports of the execution of orders will be conclusive if not objected to by me within three days after being forwarded to me, and statements


AGE 107--1/00
                                   CLIENT COPY

Margin Agreement                                                          Page 2


of account will be conclusive if not objected to by me within 10 days after being forwarded to me.

10. If Edwards prevails, I must pay for all fees and costs, including attorney's fees, that Edwards incurs in collecting a debt from me, in defending any action or arbitration I bring that attempts to revoke this agreement, or in defending any action or arbitration I bring that attempts to recover damages for the actions of Edwards or its employees.

11. Any action I bring against Edwards or its present or past officers, agents or employees, except arbitration proceedings governed by the arbitration agreement below, will be brought and heard in the court nearest to the location where the Edwards branch office that serviced my account is or was located. This provision applies even if I have related disputes with other parties that cannot be resolved in the same location.

Arbitration Disclosure

12. This Agreement contains a pre-dispute arbitration clause. By signing an arbitration agreement, the parties agree as follows:

(A) All parties to this agreement are giving up the right to sue each other in court including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
(B) Arbitration awards are generally final and binding; a party's ability to have a reverse or modify an arbitration award is very limited.
(C) The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
(D) The arbitrators do not have to explain the reason(s) for their award.
(E) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.
(F) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
(0) The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

No person shall bring a putative or certified class action to arbitration or seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:

(i)   The class certification is denied; or
(ii)  The class is decertified; or
(iii) The client is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate will not constitute a waiver of any rights under this agreement except to the extent stated herein.

Arbitration Provision

13. I agree and, by carrying my account, Edwards agrees that all controversies between me and Edwards or any of its present or former officers, directors, agents or employees will be determined by arbitration. Any arbitration under this agreement will be before the National Association of Securities Dealers, Inc., the New York Stock Exchange, Inc. or an arbitration facility provided by any other securities exchange of which Edwards is a member. I (or my authorized agent) may choose which of these organizations will be the forum for the arbitration. To do so, I must send a registered letter or telegram specifying my choice to Edwards' headquarters in St. Louis within five days of Edwards' request to make a selection. If I fail to make a selection within five days of the notice, Edwards may select the arbitration organization.

14. This arbitration provision applies to any controversy arising from events that occurred before, on or after I signed this agreement. The award of the arbitrators, or of the majority of them, is final, and judgment upon the award rendered may be entered in any court (state or federal) that has jurisdiction.

About My Margin Account

15. 1 will be charged interest on balances due in any of my accounts at rates related to Edwards' then-prevailing broker's call money rate. I have received and examined a statement from Edwards explaining the details and conditions under which interest will be charged, the method of computing interest and the conditions under which additional collateral may be required.

16. Whenever I have a debit balance or a short position with Edwards, any property Edwards holds in any of my accounts may be pledged or repledged separately or together with the property of others. The pledge can be for more or less than the amount of my loan, and Edwards may or may not retain in its possession or under its control an equal amount of similar property. Edwards may keep any benefits received on these pledges or repledges.

17. In return for loaning me money, Edwards may borrow the securities in my margin account or lend out securities from this account to others. In connection with such loans, Edwards may receive and retain certain benefits to which I am not entitled. In certain circumstances, such loans may limit my voting rights on the securities lent.

18. Edwards may obtain investigative reports concerning my credit, character and lifestyle. I have the right, upon written request, to receive complete disclosure of the nature and scope of any such investigation.

19. No registered representative, branch office manager or branch office employee is authorized to waive or modify Edwards' margin demands or postpone sellouts or buy-ins unless agreed to in writing by Edwards' Director of Operations or a designee. Further, no arrangements that conflict with Edwards' usual requirements will be binding or have any effect unless agreed to in a separate document signed by Edwards' Director of Operations or a designee.


AGE 107--1/00
                                   CLIENT COPY

Margin Agreement                                                          page 3


20. I will settle transactions when they are due and maintain Edwards' required amount of collateral in my account in the form of money or property acceptable to Edwards. I will immediately pay on demand the entire amount owed or any part that Edwards may request.

21. I will make all checks that are to be credited to my account payable to "A.G. Edwards & Sons, Inc." Edwards is not required to accept checks made payable to any other party. All checks accepted for deposit will be accepted for collection only and will not be considered credited to my account until they are collected.

22. Edwards may transfer money or securities between or within any of my accounts without notifying me. This provision does not apply to my regulated commodity accounts, where transfers would require my specific agreement.

23. Unless I have specified otherwise, Edwards can enter orders for my account on any appropriate exchange or market. Edwards can employ agents on my behalf and will tell me who they are at my request. Because the agents are independent contractors, Edwards assumes no responsibility for any errors they may make, but if a controversy arises between the agent and me, Edwards will provide the available records and details of the transaction at no cost to me.

24. Edwards is not responsible for compensating me for any default by a market or exchange on which I have acquired a position. Exchanges may change terms, rules and procedures that may affect the market adversely. There is a possibility that the exchanges may default on money owed me or may be unable to buy or deliver positions that were traded.

25. Edwards may prohibit or restrict trading of securities, options and commodities in any of my accounts at any time.

26. At any time and without my authorization, Edwards has the authority to sell any securities or commodities in my Edwards account, buy back any short positions, or settle or cancel any outstanding orders if:

o   I fail to make a payment or deliver any security or commodity on time.
o   The value of my Edwards account falls below Edwards' requirements.
o   I die.
o   Edwards believes it necessary for its protection, or
o   I fail to meet any obligation to Edwards.

Any sale, purchase, settlement or cancellation will occur without notice to me and at Edwards' discretion and at its commission rates wherever the business is transacted. There will be no public advertisement and no request or demand for payment to me because I have expressly waived those rights. Edwards may purchase any property for its own account or for anyone else free from right of redemption. I will remain liable for any remaining debt in my accounts. I must pay any fines or expenses that any exchange or clearinghouse charges Edwards if I fail to deliver or make available any security or commodity Edwards sells. If Edwards chooses to give me notice or demands payment, it is not precluded from taking the actions described in this paragraph at a later time.

Under penalties of perjury, I certify the following:

The Social Security or taxpayer identification number below is my correct number.
>
--------------------------------------------------------------------------------

|_| Check here if you have applied for and are waiting for your number to be issued.

Unless the box below is checked, I have not been notified by the IRS that I am subject to backup withholding or the IRS has notified me that I am no longer subject to backup withholding.

By checking this box, I state that I am subject to backup withholding. |_|

By signing this Agreement, I acknowledge that:

(A) I have received a duplicate of this Agreement.

(B) The Internal Revenue Service does not require my consent to any provision of this document, other than the certifications required to avoid backup withholding.

(C) My securities may be loaned to Edwards or loaned to others.

(D) This Agreement contains a binding and enforceable pre-dispute arbitration clause in Paragraph 13 on page 2.

Signature
X
--------------------------------------------------------------------------------

Signature
X
--------------------------------------------------------------------------------

Date

--------------------------------------------------------------------------------
City, State

--------------------------------------------------------------------------------


AGE 107--1/00
                                   CLIENT COPY

Margin Agreement Credit Disclosure                                        page 4


The following margin agreement credit disclosure describes the terms under which Edwards will extend credit and charge interest and how my obligations are secured by property in my account.

1. When I purchase securities on credit, I pay only a portion of the purchase price and Edwards will extend credit for the balance. This credit appears as a debit balance on the monthly client statement. The debit balance will also increase when:

o   I withdraw cash from the account.
o   I incur any other charges or fees, including interest charges.
o   The price of "when issued" securities fluctuates, or
o   The market value of securities sold short increases.

2. Edwards charges interest on the debit balance and requires me to maintain securities, other property or cash in the margin account to secure repayment of funds advanced and interest due. Interest is calculated by adding the adjusted daily debit balance for all days during a period, multiplying this sum by the applicable annual interest rate and dividing the result by 360.

3. The annual rate of interest Edwards charges will be based on my average adjusted daily debit balance for the interest period and will exceed Edwards' prevailing broker's call money rate by no more than the percentage shown in the table below. The broker's call money rate is the interest rate at which brokers borrow money. Edwards' broker's call money rate will be no more than the highest broker's call money rate published in the Eastern edition of The Wall Street Journal. This rate will change without any notice to me to reflect changes in Edwards' broker's call money rate, but if it changes for any other reason, I will be given at least 30 days' prior written notice.

Average daily net debit balance               Percentage added to
                                            broker's call money rate

     $0--$9,999                                      2.50%

     $l0,000--$24,999                                2.25%

     $25,000--$49,999                                1.75%

     $50,000--$74,999                                1.25%

     $75,000--$99,999                                1.00%

     $100,000 and above                              0.75%

4. The daily debit balance in my account is the balance of the amount I have borrowed from Edwards that I have not repaid as of the close of the business day. Credit balances in certain account types, including cash accounts, may reduce the daily debit balance for computation of interest. Debits and credits resulting from purchases and sales are entered into my account on the date they settle. The term "adjusted daily debit balance" means the daily debit balance minus applicable credits, if any.

5. I will not receive credit from a short sale to reduce the balance due in my account on which interest is charged, because Edwards must borrow the securities sold short to make delivery to the purchaser and may deposit an amount equal to the proceeds of the short sale with the lender of the security. My margin account will be debited or credited at least monthly (normally using the previous day's close) to reflect any increase or decrease in the deposit required by the lender of the security as a result of an increase or decrease in the market value of the borrowed security.

6. I will receive a monthly statement for each of my Edwards accounts showing:

o   The debit balance at the beginning of any period when interest is charged
o   Debits and credits to the account
o   The debit balance at the end of each period when interest is charged
o   The average adjusted daily debit balance on which interest is calculated
o   The rate(s) of interest
o   The total interest charged
o   Any other charges for the period

I understand that it may be necessary for me to use both the prior and current months' statements to verify the computation of interest because interest periods may differ from the period my monthly statement covers.

7. Edwards may require me to deposit additional money or securities that are acceptable to it as required in accordance with the rules and regulations of the Board of Governors of the Federal Reserve System, any exchanges or associations of which it is a member, and any other regulatory agency to whose jurisdiction it is subject. Edwards may also require me to repay any loan in whole or in part at any time or may require that I deposit additional collateral as security for my obligations to it. Edwards will usually require additional margin deposits if the equity (market value of securities minus debit balance) in my account (other than commodities accounts) falls to 30% or below of the market value of my securities. However, Edwards may require that the net value of my account be more than 30% of the market value of my securities, depending on factors such as the type, price, quantity and marketability of my securities.

8. I understand that all money and property Edwards holds in any account of mine (held individually, jointly or otherwise) or that may at any time be in Edwards' possession or under its control for any purpose will be considered collateral and will be subject to a general lien and security interest for the discharge of all my obligations to Edwards.


AGE 107--1/00
                                   CLIENT COPY

Margin Agreement                                                          page 3


20. I will settle transactions when they are due and maintain Edwards' required amount of collateral in my account in the form of money or property acceptable to Edwards. I will immediately pay on demand the entire amount owed or any part that Edwards may request.

21. I will make all checks that are to be credited to my account payable to "A.G. Edwards & Sons, Inc." Edwards is not required to accept checks made payable to any other party. All checks accepted for deposit will be accepted for collection only and will not be considered credited to my account until they are collected.

22. Edwards may transfer money or securities between or within any of my accounts without notifying me. This provision does not apply to my regulated commodity accounts, where transfers would require my specific agreement.

23. Unless I have specified otherwise, Edwards can enter orders for my account on any appropriate exchange or market. Edwards can employ agents on my behalf and will tell me who they are at my request. Because the agents are independent contractors, Edwards assumes no responsibility for any errors they may make, but if a controversy arises between the agent and me, Edwards will provide the available records and details of the transaction at no cost to me.

24. Edwards is not responsible for compensating me for any default by a market or exchange on which I have acquired a position. Exchanges may change terms, rules and procedures that may affect the market adversely. There is a possibility that the exchanges may default on money owed me or may be unable to buy or deliver positions that were traded.

25. Edwards may prohibit or restrict trading of securities, options and commodities in any of my accounts at any time.

26. At any time and without my authorization, Edwards has the authority to sell any securities or commodities in my Edwards account, buy back any short positions, or settle or cancel any outstanding orders if:

o   I fail to make a payment or deliver any security or commodity on time.
o   The value of my Edwards account falls below Edwards' requirements.
o   I die.
o   Edwards believes it necessary for its protection, or
o   I fail to meet any obligation to Edwards.

Any sale, purchase, settlement or cancellation will occur without notice to me and at Edwards' discretion and at its commission rates wherever the business is transacted. There will be no public advertisement and no request or demand for payment to me because I have expressly waived those rights. Edwards may purchase any property for its own account or for anyone else free from right of redemption. I will remain liable for any remaining debt in my accounts. I must pay any fines or expenses that any exchange or clearinghouse charges Edwards if I fail to deliver or make available any security or commodity Edwards sells. If Edwards chooses to give me notice or demands payment, it is not precluded from taking the actions described in this paragraph at a later time.

Under penalties of perjury, I certify the following:

The Social Security or taxpayer identification number below is my correct number.
>
--------------------------------------------------------------------------------

|_| Check here if you have applied for and are waiting for your number to be issued.

Unless the box below is checked, I have not been notified by the IRS that I am subject to backup withholding or the IRS has notified me that I am no longer subject to backup withholding.

By checking this box, I state that I am subject to backup withholding. |_|

By signing this Agreement, I acknowledge that:

(A) I have received a duplicate of this Agreement.

(B) The Internal Revenue Service does not require my consent to any provision of this document, other than the certifications required to avoid backup withholding.

(C) My securities may be loaned to Edwards or loaned to others.

(D) This Agreement contains a binding and enforceable pre-dispute arbitration clause in Paragraph 13 on page 2.

Signature
X
--------------------------------------------------------------------------------

Signature
X
--------------------------------------------------------------------------------

Date

--------------------------------------------------------------------------------
City, State

--------------------------------------------------------------------------------


AGE 107--1/00

Margin Agreement Credit Disclosure                                        page 4


The following margin agreement credit disclosure describes the terms under which Edwards will extend credit and charge interest and how my obligations are secured by property in my account.

1. When I purchase securities on credit, I pay only a portion of the purchase price and Edwards will extend credit for the balance. This credit appears as a debit balance on the monthly client statement. The debit balance will also increase when:

o   I withdraw cash from the account.
o   I incur any other charges or fees, including interest charges.
o   The price of "when issued" securities fluctuates, or
o   The market value of securities sold short increases.

2. Edwards charges interest on the debit balance and requires me to maintain securities, other property or cash in the margin account to secure repayment of funds advanced and interest due. Interest is calculated by adding the adjusted daily debit balance for all days during a period, multiplying this sum by the applicable annual interest rate and dividing the result by 360.

3. The annual rate of interest Edwards charges will be based on my average adjusted daily debit balance for the interest period and will exceed Edwards' prevailing broker's call money rate by no more than the percentage shown in the table below. The broker's call money rate is the interest rate at which brokers borrow money. Edwards' broker's call money rate will be no more than the highest broker's call money rate published in the Eastern edition of The Wall Street Journal. This rate will change without any notice to me to reflect changes in Edwards' broker's call money rate, but if it changes for any other reason, I will be given at least 30 days' prior written notice.

Average daily net debit balance               Percentage added to
                                            broker's call money rate

     $0--$9,999                                      2.50%

     $l0,000--$24,999                                2.25%

     $25,000--$49,999                                1.75%

     $50,000--$74,999                                1.25%

     $75,000--$99,999                                1.00%

     $100,000 and above                              0.75%

4. The daily debit balance in my account is the balance of the amount I have borrowed from Edwards that I have not repaid as of the close of the business day. Credit balances in certain account types, including cash accounts, may reduce the daily debit balance for computation of interest. Debits and credits resulting from purchases and sales are entered into my account on the date they settle. The term "adjusted daily debit balance" means the daily debit balance minus applicable credits, if any.

5. I will not receive credit from a short sale to reduce the balance due in my account on which interest is charged, because Edwards must borrow the securities sold short to make delivery to the purchaser and may deposit an amount equal to the proceeds of the short sale with the lender of the security. My margin account will be debited or credited at least monthly (normally using the previous day's close) to reflect any increase or decrease in the deposit required by the lender of the security as a result of an increase or decrease in the market value of the borrowed security.

6. I will receive a monthly statement for each of my Edwards accounts showing:

o   The debit balance at the beginning of any period when interest is charged
o   Debits and credits to the account
o   The debit balance at the end of each period when interest is charged
o   The average adjusted daily debit balance on which interest is calculated
o   The rate(s) of interest
o   The total interest charged
o   Any other charges for the period

I understand that it may be necessary for me to use both the prior and current months' statements to verify the computation of interest because interest periods may differ from the period my monthly statement covers.

7. Edwards may require me to deposit additional money or securities that are acceptable to it as required in accordance with the rules and regulations of the Board of Governors of the Federal Reserve System, any exchanges or associations of which it is a member, and any other regulatory agency to whose jurisdiction it is subject. Edwards may also require me to repay any loan in whole or in part at any time or may require that I deposit additional collateral as security for my obligations to it. Edwards will usually require additional margin deposits if the equity (market value of securities minus debit balance) in my account (other than commodities accounts) falls to 30% or below of the market value of my securities. However, Edwards may require that the net value of my account be more than 30% of the market value of my securities, depending on factors such as the type, price, quantity and marketability of my securities.

8. I understand that all money and property Edwards holds in any account of mine (held individually, jointly or otherwise) or that may at any time be in Edwards' possession or under its control for any purpose will be considered collateral and will be subject to a general lien and security interest for the discharge of all my obligations to Edwards.


AGE 107--1/00

                                       [A.G. Edwards & Sons, Inc. LOGO]

                               Certificate of Foreign Status of Beneficial Owner
                                       for United States Tax Withholding
                                            (Substitute Form W-8BEN)

                                  Account Number ___________________________ NRC

o Do not complete this form if you are a:
    -- U.S. citizen or other U.S. person, including a resident alien individual (use Form W-9)
    --  Foreign partnership
    -- Foreign government, international organization, foreign central bank of issue, tax-exempt organization or private foundation claiming the applicability of Section 501(c), 892, 895 or 1443(b)
    --  Person acting as an intermediary
    -- Person claiming an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States

Instead, contact your financial consultant for the appropriate form.

------------------------------------------------------------------------------------------------------------------------------------
PART I Identification of Beneficial Owner (See instructions on reverse.)
------------------------------------------------------------------------------------------------------------------------------------
     1  Name of individual or organization that is the beneficial owner        2  Country of incorporation or organization
------------------------------------------------------------------------------------------------------------------------------------
     3  Type of beneficial owner               |_| Individual            |_| Corporation        |_| Disregarded entity
        |_| Partnership                        |_| Trust                 |_| Estate             |_|Foreign government
        |_| International organization         |_| Foreign central bank of issue                |_| Foreign tax-exempt organization
------------------------------------------------------------------------------------------------------------------------------------
     4  Permanent residence address (street, apt. or suite no., or rural route). Do not use a P.O. box.

------------------------------------------------------------------------------------------------------------------------------------
        City or town, state or province. Include postal code where
        appropriate.                                                                             Country (do not abbreviate)

------------------------------------------------------------------------------------------------------------------------------------
     5  Mailing address (if different from above)

------------------------------------------------------------------------------------------------------------------------------------
        City or town, state or province. Include postal code where
        appropriate.                                                                             Country (do not abbreviate)

------------------------------------------------------------------------------------------------------------------------------------
     6  U.S. taxpayer identification number, if required                       7  Foreign tax identifying number, if any (optional)
                                       |_| SSN or ITIN  |_| EIN
------------------------------------------------------------------------------------------------------------------------------------
     8  Account number(s) (optional)

------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PART II  Claim of Tax Treaty Benefits (if applicable)
--------------------------------------------------------------------------------

     9  I certify that (check all that apply):

        a |_| The beneficial owner is a resident of ______________________ within the meaning of the income tax treaty between the United States and that country.

        b |_| If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

        c |_| The beneficial owner is not an individual, derives the income for which the treaty benefits are claimed and, if applicable, meets the requirements of the treaty article dealing with limitation on benefits (see instructions).

        d |_| The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

        e |_| The beneficial owner is related to the person obligated to pay the income within the meaning of Section 267(b) or 707(b) and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

    10 Special rates and conditions (if applicable -- see instructions): The beneficial owner is claiming the provisions of Article __________ of the treaty identified on line 9a above to claim a _________% rate of withholding on (specify type of income): _______________________________

        Explain the reasons the beneficial owner meets the terms of the treaty article: _______________________________________________________________
        ________________________________________________________________________
        ________________________________________________________________________

--------------------------------------------------------------------------------
PART III  Certification
--------------------------------------------------------------------------------

Under penalties of penury, I declare that I have examined the information on this form and, to the best at my knowledge and belief, it is true, correct and complete. I further certify under penalties of perjury that:

o I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates.

o   The beneficial owner is a foreign person.

o The income to which this form relates is not effectively connected with the conduct of a trade or business in the united States.

o For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

o Any income from a notional principal contract to which this form relates is not effectively connected with the conduct of a trade or business within the United States.

o I am not a former citizen or long-term resident of the United States subject to Section 877 (relating to certain acts of expatriation), or, if I am subject to Section 877, I am nevertheless entitled to treaty benefits with respect to the amounts received.

Sign Here _____________________________________________________________________________________  ________  _________________________
          Signature of beneficial owner for individual authorized to sign for beneficial owner)  Date      Capacity in which acting

Sign Here _____________________________________________________________________________________  ________
          All joint tenants must sign                                                            Date

================================================================================


AGE 899--10/99

       Certificate of Foreign Status of Beneficial Owner for United States
                                 Tax Withholding

Part I

Line 1. Enter your name.

Line 2. Enter the country of incorporation if you are a corporation. If you are another type of entity, enter the country under whose laws you are created, organized or governed. If you are an individual, enter N/A (for "not applicable").

Line 3. Check the one box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (e.g., corporation, partnership, trust, estate) under U.S. tax principles. Do not check the box that describes your status under the law of the treaty country or the status of your single owner. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you must check the Partnership or Disregarded entity box. If you are a sole proprietor, check the Individual box, not the Disregarded entity box.

Line 4. Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country's income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. Do not show the address of a financial institution, a post office box or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

Line 5. Enter your mailing address only if it is different from the address you show on Line 4.

Line 6. A U.S. taxpayer identification number (TIN) is a Social Security number
(SSN), employer identification number (EIN) or IRS individual taxpayer identification number (ITIN). Check the appropriate box for the type of TIN you are providing. Contact a Social Security Administration (SSA) office to find out if you are eligible to get an SSN. If you do not have an SSN but are eligible to get one, apply on Form SS-5, Application for a Social Security Card. If you do not have and are not eligible to obtain an SSN, you may apply for an ITIN using Form W-7, Application for IRS Individual Taxpayer Identification Number.

If you are other than an individual (including foreign estate or trust) or you are an individual who is an employer or who is engaged in a U.S. trade or business as a sole proprietor, use Form SS-4, Application for Employer Identification Number, to obtain an EIN. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter your TIN.

You must provide a TIN if you are either:

1. A foreign trust or estate, whether or not you are claiming relief under a tax treaty; or

2.  Claiming benefits under an income tax treaty

However, a TIN is not required to be shown to claim treaty benefits on the following items of income:

o Dividends and interest from stocks and debt obligations that are actively traded

o Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual funds)

o Dividends, interest or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933

o   Income related to loans of any of the above securities

Note: You may want to obtain and provide a TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged.

Line 7. If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.

Line 8. List all account numbers with the same withholding agent or payer unless the withholding agent or payer requires you to submit a separate Form W-8BEN for each account.

Part II

Definitions for Part II

Beneficial owner. For treaty purposes, a person is the beneficial owner of income if the person is required to take the item of income into account in computing its tax liability in its country of residence and the person is not an agent, a custodian, a nominee or a conduit with respect to the income under U.S. tax principles. An interest holder in a fiscally transparent entity is the beneficial owner of the item of income received by the fiscally transparent entity if the interest holder is required to take its share of the income received by the entity into account in determining its tax liability and the interest holder is not an agent, a custodian, a nominee or a conduit with respect to the income under U.S. tax principles.

Resident. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty. A payment received by an entity is treated as derived by a resident of the treaty country only to the extent that the payment is required to be included in the gross income of a resident of that country.

Line 9a. Enter the country where you claim to be a resident for income tax treaty purposes.

Line 9b. If you are claiming benefits under an income tax treaty, you must have a TIN, unless one of the exceptions listed in the instruction for Part I, Line 6 applies.

Line 9c. If you are not an individual, you must meet the requirements of any "limitation on benefits" article in the applicable income tax treaty and you must be the person who derives the income as a resident of a treaty country.

Line 9d. Caution: If you are claiming treaty benefits under an income tax treaty entered into force after Dec. 31, 1986, do not use this box. Instead, use Box C.

Line 9e. Check this box if you are related to the withholding agent within the meaning of Section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year exceeds $500,000. Additionally, you must file Form 8833, Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).

Line 10. Line 10 is to be used only if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in lines 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits.